UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control – Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2013, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By:	/s/ Patricio Jottar
Chief Executive Officer

/s/ Felipe Dubernet
Chief Financial Officer

Dated:  February 13, 2014

Distribution:
Investor Relation Manager
PricewaterhouseCoopers
Chief Financial Officer
Legal Affairs Manager

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) as of and for the year ended December 31, 2013 pwc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, comprehensive income, shareholder´s equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		5
CONSOLIDATED STATEMENT OF INCOME		6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		7
STATEMENT OF CHANGES IN EQUITY		8
CONSOLIDATED STATEMENT OF CASH FLOW		9
NOTE 1 GENERAL INFORMATION		10
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		15
2.1	Basis of preparation	15
2.2	Basis of consolidation	16
2.3	Financial information as per reportable segments	17
2.4	Foreign currency and unidad de fomento (Adjustment unit)	18
2.5	Cash and cash equivalents	19
2.6	Financial instruments	19
2.7	Financial asset impairment	21
2.8	Inventories	21
2.9	Other non-financial assets	21
2.10	Property, plant and equipment	21
2.11	Leases	22
2.12	Investment property	22
2.13	Biological assets	22
2.14	Intangible assets other than goodwill	23
2.15	Goodwill	23
2.16	Impairment of non-financial assets other than goodwill	23
2.17	Assets of a disposal group held for sale	24
2.18	Income taxes	24
2.19	Employees benefits	25
2.20	Provisions	25
2.21	Revenue recognition	25
2.22	Commercial agreements with distributors and supermarket chains	26
2.23	Cost of sales of products	26
2.24	Other expenses by function	26
2.25	Distribution expenses	26
2.26	Administration expenses	26
2.27	Environment liabilities	27
NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		27
NOTE 4 ACCOUNTING CHANGES		27
NOTE 5 RISK ADMINISTRATION		27
NOTE 6 FINANCIAL INSTRUMENTS		34
NOTE 7 FINANCIAL INFORMATION AS PER REPORTABLE SEGMENTS		40
NOTE 8 BUSINESS COMBINATIONS		50
NOTE 9 NET SALES		52
NOTE 10 NATURE OF COST AND EXPENSE		52
NOTE 11 FINANCIAL RESULTS		53
NOTE 12 OTHER INCOME BY FUNCTION		53

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2013	As of December 31, 2012
		ThCh$	ThCh$
Current assets
Cash and cash equivalent	14	408,853,267	102,337,275
Other financial assets	6	4,468,846	1,380,474
Other non-financial assets	18	21,495,398	16,376,293
Accounts receivable-trade and other receivables	15	211,504,047	204,570,870
Accounts receivable from related companies	16	9,610,305	9,611,990
Inventories	17	153,085,845	141,910,972
Taxes receivables	26	9,139,406	19,287,830
Total current assets different from assets of disposal group held for sale		818,157,114	495,475,704
Assets of disposal group held for sale	24	339,901	412,332
Total assets of disposal group held for sale		339,901	412,332
Total current assets		818,497,015	495,888,036

Non-current assets
Other financial assets	6	38,899	65,541
Other non-financial assets	18	15,281,111	23,239,482
Accounts receivable from related companies	16	350,173	414,115
Investment accounted by equity method	19	17,563,028	17,326,391
Intangible assets other than goodwill	20	64,033,931	60,932,038
Goodwill	21	81,872,847	70,055,369
Property, plant and equipment (net)	22	680,994,421	612,328,661
Biological assets	25	17,662,008	18,105,213
Investment property	23	6,901,461	6,560,046
Deferred tax assets	26	24,525,361	23,794,919
Total non-current assets		909,223,240	832,821,775
Total Assets		1,727,720,255	1,328,709,811

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2013	As of December 31, 2012
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	27	120,488,188	54,874,267
Accounts payable-trade and other payables	28	183,508,115	165,392,448
Accounts payable- to related companies	16	7,286,064	8,013,545
Other short-term provisions	29	833,358	401,849
Tax liabilities	26	10,916,865	7,096,722
Employee benefits provisons	31	20,217,733	15,901,531
Other non-financial liabilities	30	65,878,578	62,849,254
Total current liabilities		409,128,901	314,529,616
Non-current liabilities
Other financial liabilities	27	142,763,030	209,122,735
Others accounts payable	28	841,870	724,930
Accounts payable to related companies	16	377,020	2,391,810
Other long-term provisions	29	2,135,122	1,493,280
Deferred tax liabilities	26	73,033,414	76,758,012
Employee benefits provisions	31	15,196,620	13,171,142
Total non-current liabilities		234,347,076	303,661,909
Total liabilities		643,475,977	618,191,525

EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		562,693,346	231,019,592
Other reserves		(65,881,809)	(48,146,228)
Retained earnings		491,864,319	430,346,315
Subtotal equity attributable to equity holders of the parent		988,675,856	613,219,679
Non-controlling interests	32	95,568,422	97,298,607
Total Shareholders' Equity		1,084,244,278	710,518,286
Total Liabilities and Shareholders' Equity		1,727,720,255	1,328,709,811

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2013	2012	2011
		ThCh$	ThCh$	ThCh$
Net sales	9	1,197,226,510	1,075,689,894	969,550,671
Cost of sales	10	(536,696,634)	(493,087,247)	(447,861,535)
Gross margin		660,529,876	582,602,647	521,689,136
Other income by function	12	5,508,863	5,584,572	21,312,287
Distribution costs	10	(221,701,175)	(186,588,731)	(150,071,122)
Administrative expenses	10	(93,289,698)	(85,387,566)	(77,097,849)
Other expenses by function	10	(162,782,032)	(135,022,711)	(123,014,899)
Other gains (losses)	13	958,802	(4,478,021)	3,010,058
Income from operational activities		189,224,636	176,710,190	195,827,611
Financial Income	11	8,254,170	7,692,672	7,086,555
Financial costs	11	(24,084,226)	(17,054,879)	(14,410,911)
Equity and income form joint ventures	19	308,762	(177,107)	(698,253)
Foreign currency exchange differences	11	(4,292,119)	(1,002,839)	(1,078,604)
Result as per adjustment units	11	(1,801,765)	(5,057,807)	(6,728,451)
Income before taxes		167,609,458	161,110,230	179,997,947
Income taxes	26	(34,704,907)	(37,133,330)	(45,195,746)
Net income of year		132,904,551	123,976,900	134,802,201

Net income attibutable to:
Equity holders of the parent		123,036,008	114,432,733	122,751,594
Non-controlling interests	32	9,868,543	9,544,167	12,050,607
Net income of year		132,904,551	123,976,900	134,802,201
Net income per share (Chilean pesos) from:
Continuing operations		370.81	359.28	385.40
Diluted earnings per share (Chilean pesos) from:
Continuing operations		370.81	359.28	385.40

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31.
		2013	2012	2011
		ThCh$	ThCh$	ThCh$
Net income of year		132,904,551	123,976,900	134,802,201
Other income and expenses charged or credited againts equity
Cash flow hedges (2)	33	256,592	(826,120)	(239,524)
Exchange differences of foreign subsidiaries (2)	33	(17,054,187)	(21,230,019)	2,372,063
Gains (losses) from defined plans (2)	33	(469,987)	-	-
Income tax related with cash flow hedge (2)	33	(51,304)	189,525	42,580
Income tax relating to defined benefit plans (2)	33	105,151	-	-
Total other comprehensive income and expense		(17,213,735)	(21,866,614)	2,175,119
Comprehensive income and expense		115,690,816	102,110,286	136,977,320
Comprehensive income originated by:
Equity holders of the parent (1)		107,443,199	94,212,054	124,757,085
Non-controlling interests		8,247,617	7,898,232	12,220,235
Comprehensive income and expense		115,690,816	102,110,286	136,977,320

(1)     Corresponds to the income (loss) for the year where no income or expenses have been recorded directly againsts shareholder´s equity.

(2)     These concepts will be reclassified to the Consolidated Statement of Income when its settled.

.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital		Other reserves				Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves (5)	Actuarial gains and losses on defined benefit plans reserves (5)	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2011	215,540,419	15,479,173	(27,171,910)	612,146	-	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
Changes
Interim dividends (1)	-	-	-	-	-	-	(19,428,675)	(19,428,675)	-	(19,428,675)
Interim dividends according to policy (2)	-	-	-	-	-	-	(41,947,122)	(41,947,122)	-	(41,947,122)
Other increase (decrease) in Equity	-	-	-	-	-	(59,870)	-	(59,870)	(10,211,694)	(10,271,564)
Effects business combination	-	-	-	-	-	-	-	-	4,382,116	4,382,116
Comprehensive income and expense	-	-	2,133,205	(127,714)	-	-	122,751,594	124,757,085	12,220,235	136,977,320
Total changes in equity	-	-	2,133,205	(127,714)	-	(59,870)	61,375,797	63,321,418	6,390,657	69,712,075
AS OF DECEMBER 31, 2011	215,540,419	15,479,173	(25,038,705)	484,432	-	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Balanced as of January 1, 2012	215,540,419	15,479,173	(25,038,705)	484,432	-	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Changes
Interim dividends (1)	-	-	-	-	-	-	(20,065,681)	(20,065,681)	-	(20,065,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(37,150,689)	(37,150,689)	-	(37,150,689)
Other increase (decrease) in Equity	-	-	-	-	-	-	-	-	(6,702,880)	(6,702,880)
Comprehensive income and expense	-	-	(19,637,257)	(583,422)	-	-	114,432,733	94,212,054	7,898,232	102,110,286
Increase (decrease) through changes in ownership interests in subsidaries that do not result in loss of control (3)	-	-	-	-	-	7,248,058	-	7,248,058	(19,706,470)	(12,458,412)
Total changes in equity	-	-	(19,637,257)	(583,422)	-	7,248,058	57,216,363	44,243,742	(18,511,118)	25,732,624
AS OF DECEMBER 31, 2012	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Balanced as of January 1, 2013	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Changes
Interim dividends (1)	-	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(38,239,323)	(38,239,323)	-	(38,239,323)
Other increase (decrease) in Equity	-	-	-	-	-	-	-	-	(4,961,354)	(4,961,354)
Effects business combination	-	-	-	-	-	-	-	-	3,138,195	3,138,195
Comprehensive income and expense	-	-	(15,408,235)	164,099	(348,673)	-	123,036,008	107,443,199	8,247,617	115,690,816
Other increase (decrease) in Equity	15,479,173	(15,479,173)	-	-	-	-	-	-	-	-
Increase (decrease) through changes in ownership interests in subsidaries that do not result in loss of control (3)	-	-	-	-	-	2,867,444	-	2,867,444	(8,154,643)	(5,287,199)
Issuance Equity (4)	331,673,754	-	-	-	-	(5,010,216)	-	326,663,538	-	326,663,538
Total changes in equity	347,152,927	(15,479,173)	(15,408,235)	164,099	(348,673)	(2,142,772)	61,518,004	375,456,177	(1,730,185)	373,725,992
AS OF DECEMBER 31, 2013	562,693,346	-	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278

(1)     Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2)     Corresponds to the differences between CCU’s policy to distribuite a minimum dividend of at least 50% of the income (Note 33) and the interim dividends declared at December 31 of each year.

(3)     In 2013, the Company acquired additional interests in Viña San Pedro Tarapaca S.A. with a carrying value to ThCh$ 8,153,946 (ThCh$ 19,774,854 in 2012) for ThCh$ 5,627,425 (ThCh$ 12,521,899 in 2012) resulting in an increase to Other reserves of ThCh$ 2,526,520 (ThCh$ 7,252,955 in 2012) (Note 1 (1)). Additionaly, as a part of the balance of 2013 recorded ThCh$ 341,169 related to an increase in additional interest in Saenz Briones & Cía S.A.I.C.

(4)     See Note 33, paid in capital.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Cash Flow December 31, 2013

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2013	2012	2011
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,464,286,085	1,269,625,648	1,099,010,317
Other proceeds from operating activities		19,057,966	16,627,977	20,524,955
Types of payments:
Payments of operating activities		(950,888,252)	(804,986,368)	(671,823,189)
Payments of salaries		(145,277,349)	(126,605,495)	(104,241,713)
Other payments for operating activities		(154,495,134)	(174,403,470)	(147,127,916)
Dividends received		95,463	37,834	31,028
Interest paid		(21,112,371)	(15,257,385)	(12,022,016)
Interest received		8,244,764	8,318,557	6,748,317
Income tax reimbursed (paid)		(26,390,153)	(32,838,120)	(32,307,744)
Other cash movements		634,480	(1,674,431)	8,936,842
Net cash flows from (used in) operational activities		194,155,499	138,844,747	167,728,881

Cash flows from (used in) investing activities
Cash flows used for control of subsidaries or other businesses	14	(14,566,278)	(19,521,964)	(3,257,272)
Other Cash Payments To Acquire Interests In JointVentures	14	-	-	(2,456,489)
Proceeds from sale of property, plan and equipment		1,740,687	3,194,691	931,714
Acquisition of property, plant and equipment		(122,451,045)	(115,767,787)	(75,527,251)
Purchases of intangibles assets		(2,107,984)	(1,986,089)	(2,319,676)
Other cash movements		466,710	(259,227)	6,389,344
Net cash flows from (used in) investing activities		(136,917,910)	(134,340,376)	(76,239,630)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidaries	14	(5,627,425)	(12,521,899)	-
Proceeds from long-term loans		10,852,892	37,606,666	6,680,256
Porceeds from short-term loans		12,040,310	28,550,700	17,963,056
Total amount from loans		22,893,202	66,157,366	24,643,312
Loan from related entities		-	-	2,722,942
Loan payments		(22,343,703)	(62,424,910)	(6,024,782)
Proceeds from issuing shares		326,663,538	-	-
Payments of finance lease liabilities		(1,641,370)	(1,572,959)	(1,520,235)
Pays of loan from related entities		(1,479,201)	(142,569)	(7,169,295)
Dividends paid		(63,680,979)	(66,117,348)	(62,793,418)
Other cash movements		(3,162,277)	(3,544,966)	(15,096,775)
Net cash flows from (used in) financing activities		251,621,785	(80,167,285)	(65,238,251)

Net increase (decrease in cash equivalents, before the effect of changes in exchange rate		308,859,374	(75,662,914)	26,251,000
Effects of changes in exchange rates on cash and cash equivalents		(2,343,382)	(65,569)	157,506

Cash and cash equivalents, initial balance		102,337,275	178,065,758	151,657,252
Cash and cash equivalents, final balance	14	408,853,267	102,337,275	178,065,758

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs. According to this Amendment, there was an ADS ratio change from 1 ADS to 5 common shares to a new ratio of 1 ADS to 2 common shares. There was no change to CCU's underlying ordinary shares. This action was effective on December 20, 2012, date against which shareholders' ownership was measured for the action was December 14, 2012. Existing ADRs continued to be valid with the amended number of shares and were not exchanged for new ADRs.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina and Uruguay. CCU is the largest Chilean brewery, the second brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest bottler of mineral water and nectar in Chile and one of the largest pisco producer in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business of home delivery of purified water in bottles through the use of dispensers, and in the rum and candy in industries Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks in Uruguay.

In Chile and abroad, CCU and its subsidiaries are the owners of a wide range of brands, under which market our products. In the domestic market, its portfolio of brands in the beer category consists among others of Cristal, Cristal Light, Cristal Cer0 ° 0, Escudo, Kunstmann, Austral, Dolbeck, Royal Guard, Royal Light, Morenita, Dorada and Lemon Stones. It holds exclusive license to produce and market Heineken. In Chile, the Company is the exclusive distributor of Budweiser beer.

In Argentina, CCU produces beers in its plants located in the cities of Salta, Santa Fe, and Luján. Its main brands are Schneider, Santa Fé, Salta, Córdoba, Imperial, Bieckert and Palermo, and are the holders of exclusive license for the production and marketing of Budweiser, Heineken and Armstel. CCU also imports Birra Moretti, Corona, Guiness, Negra Modelo and Kunstmann. Additionally, exports beer to different countries in the region mainly under the Schneider, Heineken and Budweiser brands. Besides, participates in the cider business, controlling of Saenz Briones and Sidra La Victoria. In these categories, its portfolio brands are Real, La Victoria, Saenz Briones 1888 and Apple Storm ciders, among others. Also participates in the spirits business, which is marketed under the brand El Abuelo.

In Uruguay, the Company participates in the mineral waters and soft drinks business with Native and Nix brand, respectively. In addition, it sells beers imported under Heineken brand.

In Paraguay, the Company participates in the non-alcoholic beverages and beer business since December 2013. Its portfolio of non-alcoholic brands consists of Pulp, Maxi, Watt's, Puro Sol, La Fuente, Villavicencio, Evian, Ser and Levite. These brands include own, licensed and imported. In the beer business, the Company imports Heineken, Carlsberg, Coors Light, Paulaner and Schneider, brands.

Within the non-alcoholic segment in Chile, CCU has the Bilz, Bilz Light, Pap, Pap Light, Kem, Kem Xtreme, Kem Xtreme Girl, Nobis, Cachantun, Cachantun Light, Cachantun Más and Porvenir brands. Regarding the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has license agreements with Pepsi, Crush, Canada Dry Limón Soda, Ginger Ale and Agua Tónica, Gatorade, Sobe Adrenaline Rush, Lipton Ice Tea, Nestlé Pure Life, Perrier and Watt´s.

In the spirits segment in Chile, in the category of pisco, CCU owns the brand Mistral, Ruta, Control, La Serena, Campanario and their respective extensions; Tres Erres and Horcón Quemado. In addition, the Company has exclusive license to produce and market in Chile the Pisco Bauzá brand. In rum category Company owns the brands Sierra Morena and their extensions and Cabo Viejo. The Company has the Fehrenberg brand and is exclusive distributor in Chile of Pernod Ricard’s products.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

In the wines segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), produces wines and sparkling, which are sold in the domestic and overseas markets exporting to more than 80 countries. Its main brands are Cabo de Hornos, Tierras Moradas, “1865”, Castillo de Molina, Kankana del Elqui, 35 Sur, Gato, Gato Negro, Las Encinas, Urmeneta, Manquehuito, Altaïr, Sideral, Supremo, La Celia, La Consulta, Leyda, the portfolio of Viña Santa Helena S.A. which includes “Cuatro Estaciones” formed by Vernus, Notas de Guarda and D.O.N. (De Origen Noble), which add to Selección del Directorio, Santa Helena Reserva, Parras Viejas, Siglo de Oro and Gran Vino. The brands´s portfolio acquired via merger of Viña Tarapacá ex Zavala S.A., includes: Gran Tarapacá, Tarapacá Reserva, León de Tarapacá, Tarapacá Plus, Tara Pakay, Etiqueta Negra, Gran Reserva, Zavala, Misiones de Rengo, Viña Mar, Casa Rivas and Tamarí, among others.

In the business of sweet snacks in Chile, different products are produced under the brands Calaf, including the Duetto brand and others under which some cookies are made. In addition, the Company has other specific brands for each product line. The joint venture in Foods Compañía de Alimentos CCU S.A. ("Foods") also owns the Natur brand and participates in the Nutrabien brand.

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Watt's rigid packaging, except carton	Indefinite
Pisco Bauzá	Indefinite
Budweiser for Argentina and Uruguay	December 2025
Heineken for Chile and Argentina (1)	10 years renewable
Heineken for Paraguay (2)	November 2022
Pepsi, Seven Up and Té Lipton	December 2043
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda)	December 2018
Budweiser for Chile	December 2015
Austral	July 2014
Gatorade (3)	March 2015
Negra Modelo and Corona for Argentina	December 2014
Nestlé Pure Life (4)	December 2017

(1) License for 10 years, renewable every year, for a period of 10 years automatically, under identical conditions (Rolling Contract), unless notice of non-renewal.

(2) License 10 years, renewable automatically, under identical conditions, for a period of 5 years, unless notice of non-renewal.

(3) Renewable License for 2 or 3 year period, subject to compliance with contractual conditions.

(4) Renewable License for periods of five years, subject to compliance with contractual conditions.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2013 the Company had a total of 6,889 employees according to the following detail:

	Number of employes
	Parent company	Consolidated
Main Executives	84	282
Professionals and techniciens	296	1,816
Workers	55	4,791
Total	435	6,889

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 61.6% of the Company shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, each with a 50% equity participation.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2013			As of December 31, 2012
				Direct	Indirect	Total	Total
Cervercera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladora Chilenas Unidas S.A. (4)	99,501,760-1	Chile	Chilean Pesos	96.8291	3.1124	99.9415	99.9415
Cía. Cervecerías Unidads Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9907	99.9907	99.9907
Viña San Pedro de Tarapacá S.A.	91,041,000-8	Chile	Chilean Pesos	-	64.6975	64.6975	60.4321
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean Pesos	99.0000	0.9997	99.9997	99.9997
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	90.9100	9.0866	99.9966	99.9966
Southern Breweries Establishment	0-E	Vaduz-Leichtenstein	Chilean Pesos	50.0000	49.9950	99.9950	99.9950
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9862	99.9862	99.9862
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean Pesos	98.8396	1.1328	99.9724	99.9724
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,003,431-2	Chile	Chilean Pesos	-	50.0707	50.0707	50.0707
Compañía Cervecera Kunstmann S.A. (3)	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
CCU Inversiones II Limitada	76,349,531-0	Chile	Chilean Pesos	80.0000	20.0000	100.0000	100.0000
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2013 and December 31, 2012, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2013	As of December 31, 2012
				%	%
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladora Chilenas Unidas S.A. (4)	99,501,760-1	Chile	Chilean Pesos	99.9426	99.9426
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentine	Argentine Pesos	100.0000	100.0000
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean Pesos	64.7153	60.4488
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean Pesos	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Southern Breweries Establishment	0-E	Vaduz-Leichtenstein	Chilean Pesos	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean Pesos	99.9729	99.9729
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,003,431-2	Chile	Chilean Pesos	50.1000	50.1000
Compañía Cervecera Kusntmann S.A. (3)	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
CCU Inversiones II Limitada	76,349,531-0	Chile	Chilean Pesos	99.9945	99.9945
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean Pesos	99.9997	99.9997

As explained in Note 8, the Company acquired 100% of shares of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies and develop the mineral waters and soft drinks business in that country and in December 2013, the Company acquired 50.005% and 49.995% of shares of Paraguayan companies Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively.

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1)  CCU Inversiones S.A.

On September and November, 2012, the Company, through its subsidiary CCU Inversiones S.A., acquired an additional 10.4430% interest in Viña San Pedro Tarapacá S.A. for ThCh$ 12,521,899 increasing its ownership interest to 60.4488%. Subsequently, during 2013, acquired an additional 4.2664% interest for ThCh$ 5,627,426 increasing its ownership interest to 64.7153%. As the Company has control of this subsidiary, the difference of ThCH$ 7,254,957 and
ThCh$ 2,527,217 generated between purchase price and the equity method value was recorded under the item Other reserves in Equity in 2012 and 2013, respectively.

(2) Aguas CCU-Nestlé S.A.

As explained in Note 8, on December 24, 2012, the Company, through the subsidiary Aguas CCU-Nestlé S.A., acquired 51% of shares of Manantial S.A. for ThCh$ 9,416,524. Manantial S.A. is a Chilean company that specializes in purified water in bottles for  home and office, use through dispensers referred to internationally as HOD (Home and Office Delivery). Subsequently, on June 7, 2013, the Company paid the outstanding balance of ThCh$ 1,781,909.

(3) Compañía Cervecera Kunstmann S.A.

On September 27, 2012, the Company, through the subsidiary Cervecera Kunstmann S.A., acquired 49% of rights of Los Huemules S.R.L. for ThCh$ 271,843. Los Huemules S.R.L. is an Argentinian company that specializes in gastronomic services.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

(4) Embotelladora Chilenas Unidas S.A. – Bebidas CCU-Pepsico SpA

On October 23, 2013, formed a new company called CCU-PepsiCo Beverages SpA, which is define as an arrangement operation, where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 50% of participation. The capital of this entity amounts to ThCh$ 1,000. The purpose of this company is the manufacture, production, processing, transformation, transport, import, export, purchase, sale and in general comercialization of all type of concentrates. Its operations will start from January 1, 2014.

Below we briefly describe the companies that qualify as joint operations:

(a)   Promarca S.A.

Promarca S.A. is a closed stock company with its main activity being the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

At December 31, 2013, Promarca S.A. recorded a profit of ThCh$ 4,540,335 (ThCh$ 3,976,943 in 2012 and
ThCh$ 3,535,127 in 2011), which in accordance with the Company´s policies is 100% distributable.

(b)   Compañía Pisquera Bauzá S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the commercialization and distribution of the pisco brand Bauzá in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the brand Bauzá in Chile. The family Bauzá owns 51% of that company and all of its productive assets, thereby continuing the link to the production of pisco Bauzá maintaining its quality, origin and premium character. The total cost of this transaction as of December 31, 2011, was ThCh$ 4,721,741 and the total disbursement was ThCh$ 2,456,489. On December 2, 2013 the Company proceeded to pay outstanding balance of ThCh$ 1,529,715.

At December 31, 2013, CPB recorded a profit of ThCh$ 133,635 (ThCh$ 85,140 in 2012), which in accordance with the Company´s policies is 100% distributable.

The companies mentioned above (letter a) and b)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", as the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% royalty charged to the joint operators from the sale of products using these trademarks.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 2   Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied uniformly to the periods presented.

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2013 and December 31, 2012, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2013, 2012 and 2011.

The amounts shown in the attached financial statements are expressed in thousands of Chilean pesos, which is the Company’s functional currency. All amounts have been rounded to thousand pesos, except when otherwise indicated.

The consolidated financial statements have been prepared on the historical basis, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

At the date of issuance of these consolidated financial statements the following Amendments, Improvements and Interpretations to existing IFRS standards have been published during the financial year 2013 and the Company has adopted and implemented as appropriate. These were made mandatory from the following dates:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1,2013
IFRS 13	Fair Value Measurement	January 1,2013
Amendment IAS 19	Employee Benefits	January 1,2013
Improvement IAS 1, IAS 16, IAS 32 and IAS 34

Clarification of the requirements for comparative information, Classification of servicing equipment, Tax effect of distribution to holders of equity instruments and Interim financial reporting and segment information for total assets and liabilities, respectively

January 1,2013

The adoption of these standards had no significant impact on the consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

At the date of issuance of these consolidated financial statements the following IFRS Amendments, Improvements and Interpretations to the existing standards have been published, which are not yet effective and the Company has not adopted earlier application:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
Amendment NIIF 10, 12 AND IAS 27	Investment Entities	January 1, 2014
Amendment IAS 36	Impairment of assets on recoverable amount disclosures	January 1, 2014
IFRIC 21	Levies	January 1, 2014
Amendment IAS 39	Novation of derivatives	January 1, 2014
Amendment IAS 19	Defined Benefit Plans: Employee Contributions	January 1, 2014
Improvement IFRS 2	Share-based Payment	July 1, 2014
Improvement IFRS 3	Business Combination - Accounting for contingent consideration in a business combination	July 1, 2014
Improvement IFRS 8	Operating Segments - Aggregation of operating segments and Reconciliation of the total of the reportable segments' assets to the entity's assets	July 1, 2014
Improvement IFRS 13	Fair Value Measurement - Short-term receivables and payables	July 1, 2014
Improvement IAS 16	Property, Plant and Equipment - Revaluation method	July 1, 2014
Improvement IAS 24	Related Party Disclosures	July 1, 2014
Improvement IAS 38	Intangible Assets - Revaluation method	July 1, 2014
Improvement IFRS 3	Business Combinations - Scope exceptions for joint ventures	July 1, 2014
Improvement IFRS 13	Fair Value Measurement - Scope of paragraph 52	July 1, 2014
Improvement IAS 40	Investment Property - Clarifying the interrelationship between IFRS 3 and IAS 40	July 1, 2014
IFRS 9	Financial Instruments: Classification and Measurement	Undetermined

The Company estimates that the adoption of the Standards, Amendments and Interpretations as described above will not have a material impact on the consolidated financial statements upon initial application.

From beginning 2012, the Company had early adopted the following standards:

New Standard Improvements and Amendments		Mandatory for years beginning in:
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendment IAS 27	Separate Financial Statements	January 1, 2013
Improvement IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
Amendment IFRS 10, 11 and 12	Transition guidance	January 1, 2013

2.2         Basis of consolidation

Subsidiaries

Subsidiaries are the entities over which the Company is empowered to direct financial and operational policies, which is generally the result of ownership of over half the voting rights. Subsidiaries are consolidated as from the date on which control was obtained by the Company, and they are excluded from consolidation as of the date the Company loses such control.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1, in those joint arrangements that qualify as joint operations, the Company recognises the assets, liabilities, gains (losses) from operational activities respect of its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the subsidiaries’ accounting policies are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

The non-controlling interest is presented in the Equity section of the Statement of Financial Position. The net income attributable to equity holder of the parent and the non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for by the equity method

Joint ventures

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement.

The Company accounts for its participation in joint arrangement that qualify as joint ventures using the equity method. The financial statements of the joint ventures are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to conform any difference in accounting policies that may exist to the Company´s accounting policies.

Whenever the Company contributes or sells assets to the companies under joint control, any part of the income or loss originated by the transaction is recognized based on how the asset is realized. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture as regards to such transaction until the asset is sold or realized by the joint venture.

2.3         Financial information as per reportable segments

The Company has defined three reportable segments within which identified six operating segments, which are formed by the assets and resources intended to supply products that are subject to risks and benefits different from those of other operating segments, and that normally correspond to subsidiaries that develop such business activities. Operating Result of these segments is the total of the following IFRS performance measures: Earnings before Other Gains (Losses), Net Financial Expense, Equity and Income of Joint Venture, Foreign Currency Exchange Differences, Results as per Adjustment Units and Income Taxes). ORBDA (Operating Result Before Depreciation and Amortization) by segments is regularly reviewed by the Board of Directors of the respective subsidiaries and by the Company´s Board of Directors, in order to make decisions on the resources to be allotted to the segments and to appraise their performance (See Note 7).

The segments performance is measured according to several indicators, of which Operating Result, ORBDA, ORBDA margin (ORBDA’s % as compared to Net sales of segment), the sales volumes and Net sales are the most important. Sales between segments are carried out at arm’s length and net sales as per geographical location are based on the producing and selling entity´s location.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

2.4         Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean peso ($ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine, Uruguayan and Paraguayan subsidiaries is the Argentine peso, Uruguayan peso and Paraguayan guarani, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the statement of income as result per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the consolidated financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms as differences since there have not been significant fluctuations in the exchange rates during each month.

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December 2013, 2012 and 2011 are as follows:

Chilan Pesos as pero unit of foreign currency or adjustable unit		As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
		Ch$	Ch$	Ch$
Foreign currencies
UD Dollar	USD	524.61	479.96	519.20
Euro	EUR	724.30	634.45	672.97
Argentine Peso	ARG	80.45	97.59	120.63
Uruguayan Peso	UYU	24.49	25.12	25.99
Canadian Dollar	CAD	492.68	482.27	511.12
Sterling Pound	GBP	866.41	775.76	805.21
Swiss Franc	CHF	591.24	525.52	553.64
Australina Dollar	AUD	467.86	498.04	531.80
Danish Krone	DKK	97.11	85.05	90.53
Japanese Yen	JPY	4.99	5.58	6.74
Brazilian Real	BRL	222.71	234.98	278.23
Paraguayan guarani	PYG	0.11	0.11	0.12
Adjustment Units
Unidad de fomento	UF	23,309.56	22,840.75	22,294.03

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

2.5         Cash and cash equivalents

Cash and cash equivalents includes cash available, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with a high liquidity, normally with an original maturity of up to three months.

2.6         Financial instruments

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position according to the following:

As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through profit and loss and (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. For those instruments not classified at fair value through income, any cost attributable to the transaction is recognized as part of the asset value.

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation technique including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow, and (iv) other valuation models.

After the initial recognition the Company values the financial assets as described below:

Financial assets at fair value through profit and loss

These assets are valued at fair value and the income or losses originated by the fair value variation are recognized in the Consolidated Statement of Income.

The assets at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Accounts receivable

Trade receivable credits or accounts are recognized according to their invoice value.

Estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position according to the following:

Debts and financial liabilities that accrue interests

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are valued at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income during the term of the loan, using the effective interest rate method.

Interest paid and accrued related to debts and obligations used in a financing operations appear under financial expense.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Loans and obligations accruing interest with a maturity within twelve month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve month period after the financial statement closing date.

Trade accounts payable and other payables

Accounts payable and other accounts payable are initially recognized at their nominal value because they do not differ significantly from fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest method.

Derivative Instruments

All derivative financial instruments are initially recognized as of the date of the agreement and subsequently revalued at their fair value as of the date of the financial statements. Gains and losses resulting from fair value measurement are recorded in the Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument qualifies is designated, and is effective as a hedging instrument.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flows of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

The total fair value of hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The effect on results of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Statement of Income.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original document. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. However, from December 2012, such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on sight, with the original document and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

2.7           Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

In the event that during subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event occurring after impairment recognition, the impairment loss previously recognized is reversed.

Any subsequent impairment reversal is recognized in Income provided that the book value of the asset does not exceed its value as of the date the impairment was recognized.

2.8         Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

Costs associated with agricultural activities (winery) are deferred up to the harvest date, at which time they become part of inventory cost for subsequent processes.

2.9         Other non-financial assets

Other non-financial assets mainly include disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment to suppliers and current and non-current advertising agreements.

2.10       Property, plant and equipment

Property, plant and equipment are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both the disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment flow towards the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expense when incurred.

Property, plant and equipment depreciation, including the assets under financial lease, is calculated on a straight line basis over the estimated useful life of the fixed assets, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furniture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12

Gain and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

When the book value of an item of Property, plant and equipment exceeds its recoverable amount, it is immediately reduced to its recoverable amount (See Note 2.16).

2.11       Leases

Lease agreements are classified as financial leases when the agreement transfers to the Company substantially all the risks and rewards inherent to the asset ownership, according to International Accounting Standard No. 17 “Leases”. For those agreements that qualify as financial leases, at the initial date an asset and a liability are recognized at a value equivalent to the lower of the fair value of the asset and the present value of future lease payments. Subsequently, lease payments are allocated between the financial expense and the obligation reduction, so that a constant interest rate on the obligation balance is obtained.

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments of operating leases are charged to income on a straight line basis over the life of the lease.

2.12         Investment property

Investment property consists of land held by the Company with the purpose of generating appreciation and are not used in the normal course of business, and are recorded at historic cost less impairment loss, if any. Investment property depreciation is calculated on a straight line basis over the estimated useful life of such property, taking into account the estimated residual value of such property.

2.13         Biological assets

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT or the Company) and its subsidiaries consist of vines under formation and under production. The harvested grapes are used for the later production of wines.

Vines under production are valued at the historic cost, less depreciation and any impairment loss. Agricultural production (grapes) resulting from the vines under production is valued at its cost value when harvested.

Depreciation of under production vines is recorded on a straight-line basis based on the 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, on the basis that management considers that it represents a reasonable approximation of fair value.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

2.14       Intangible assets other than goodwill

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2.16).

Software Program

Software Program licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense in the year during which they are incurred.

Research and development

Research and development expenses are recognized in the period incurred.

Water Rights

Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they are recorded at their attributed cost as of the transition date to IFRS. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value (See Note 2.16).

2.15       Goodwill

Goodwill represents the excess of cost of a business combination over the Company’s share in the fair value of identifiable assets, liabilities and contingent liabilities as of the acquisition date, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 21) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

An impairment loss is recognized for the amount that the book value of the cash generating unit exceeds its recoverable value, the recoverable value being the higher of the fair value of the cash generating unit, less costs to sell and its value in use.

An impairment loss is first assigned in goodwill to reduce its book value, and then to other assets in the cash generating unit. A recognized impairment loss is not reversed in the following years.

2.16       Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of impairment indicators on non-financial assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For indefinite useful life intangible assets, which are not amortized, the Company performs all required to ensure that the carrying amount does not exceed recoverable value.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The recoverable amount is defined as the higher of the fair value, less cost to sell and the value in use. The value in use is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For other non-financial assets different than goodwill and intangibles with indefinite useful life, the Company assesses the existence of impairment indicators when some event or change in business circumstances indicate that the book value of the asset may not be recoverable and impairment is recognised when the book value is higher than its recoverable value.

The Company annually assesses if impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

2.17       Assets of a disposal group held for sale

Property, plant and equipment expected to be recovered primarily through sale rather than through continuing use, for which active sale negotiations have begun and it is estimated that they will be sold within twelve months following the closing date are classified as assets of a disposal group held for sale.

These assets are measured at the lower of their book value and the estimated fair value, less costs to sell. From the moment in which the assets are classified as assets of a disposal group held for sale they are no longer depreciated.

2.18       Income taxes

Income taxes are composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Taxes. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates, which are Chile,  Argentina and Uruguay.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the book value of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same taxing authority.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

2.19       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

As of December 31, 2012, the actuarial gains and losses originated by the valuation of the liabilities subject to such plans, was recorded directly in the Consolidated Statement of Income. Additionally, at the same date, the financial cost related to severance indemnity was recorded under Cost of sales or Administrative expenses. Beginning January 1, 2013 due to the amendment of IAS 19 (applied prospectively), the actuarial gains and losses are recognised directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under Financial cost in the Consolidated Statement of Income.

2.20       Provisions

Provisions are recognized when: (i) the Company has a current obligation, legal or implicit, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of financial statements closing date, are Management´s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts by which the Company establishes provisions against Income correspond to civil, labour and taxation proceedings that could affect the Company (See Note 29).

2.21       Revenue recognition

Revenues are recognized when it is likely that economic benefits flow to the Company and can be measured reliably. Income is measured at the fair value of the economic benefits received or to be received, and they are presented net of valued added taxes, specific taxes, returns, discounts and rebates.

Sales of goods are recognized after the Company has transferred to buyer all the risks and benefits inherent in the ownership of such goods, and it does not hold the right to dispose of them; in general, this means that sales are recorded at the transfer of risks and benefits to clients, pursuant to the terms agreed in the commercial agreements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, juices, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Exports

In general, the Company´s delivery conditions for sale are the basis for revenue recognition related to exports.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) shipping point", by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant terms. The sales occur and revenue is recognized upon the delivery of the merchandise at the port of destination.

In the event of discrepancies between the commercial agreements and delivery conditions those established in the agreements shall prevail.

2.22       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold by reason of commercial initiatives development (temporary promotions), (iii) services payment and rendering of counter-services (advertising and promotion agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotion magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the sales price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

The commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.23       Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place inventories in the locations and under the conditions necessary for the sale. Such costs mainly include raw material costs, packing costs, production staff labour costs, production-related assets depreciation, returnable bottles depreciation, license payments, operational costs and plant and equipment maintenance costs.

2.24         Other expenses by function

Other expenses by function include, mainly advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at client’s facilities) and marketing and sales staff remuneration and compensations.

2.25         Distribution expenses

Distribution costs include all the necessary costs to deliver products to clients.

2.26       Administration expenses

Administration expenses include the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

2.27       Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be calculated reliably.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income as incurred, except, investments in infrastructure designed to comply with environmental requirements, are recorded following the accounting policies for property, plant and equipment.

Note 3 Estimates and application of professional judgment

Financial statement preparation requires estimates and assumptions from Management affecting the amounts included in the consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on the historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2.15 and Note 21).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2.14 and Note 20).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2.19 and Note 31).

•              Useful life of property, plant and equipment (Note 2.10 and Note 22), biological assets (Note 2.13 and Note 25) and intangibles (Note 2.14 and Note 20).

•              The assumptions used for the calculation of fair value financial instruments (Note 2.6 and Note 6).

•              The occurrence likelihood and the estimates amount in an uncertain or contingent manner (Note 2.20, Note 29).

Such estimates are based on the best available information of the events analysed to date in these consolidated financial statements. However, it is possible that events that may occur in the future that result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

As of December 31, 2013, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

Note 5  Risk Administration

Risk administration

In those companies without a significant non-controlling interest, the Company’s Administration and Finance Officer provides a centralized service for the group’s companies to obtain financing and administration of exchange rate, interest rate, liquidity, inflation, raw material and loan risks. Such activity operates according to a policies and procedures framework, which is regularly reviewed to comply with the purpose of administrating the risk originated by the business needs.

In those companies with a significant non-controlling interest (VSPT, CPCh, Aguas CCU-Nestlé and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for establishing and reviewing the risk administration structure, as well as for the review of significant changes made to the risk administration policies.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

According to the financial risk policies, the Company uses derivative instruments only for the purpose of covering exposures to the interest rate and exchange rate risks originated by the Company’s operations and its financing sources. The Company does not acquire derivative facilities with speculative or investment purposes nevertheless, some derivatives are not treated as hedges for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by staff under the Finance Management and Internal Audit Management regularly reviews the control environment of this function. The relationship with Credit Rating Agencies and the monitoring of financial restrictions (covenants) are also administered by Finance Management.

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), taxes, client’s accounts receivable and liquidity. For the purpose of managing the risk originated by such exposures, several financial instruments are used.

For each of the following, where applicable, sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in Argentina and Uruguay. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US Dollar, Euro, Sterling Pound, Argentine Peso and Uruguayan Peso.

As of December 31, 2013, the Company maintained foreign currency obligations amounting to ThCh$ 46,597,983
(ThCh$ 37,348,464 in 2012), mostly denominated in US Dollars. Foreign currency obligations accruing variable interest (ThCh$ 21,618,277 in 2013 and ThCh$ 14,156,408 in 2012) represent 9% (6% in 2012) of the total of Other financial liabilities. The remaining 91% (94% in 2012) is denominated in inflation-indexed Chilean pesos (see inflation risk section). In addition, the Company maintains foreign currency assets for ThCh$ 41,416,467 (ThCh$ 35,305,805 in 2012) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 9,412,041 (ThCh$ 4,793,940 in 2012).

Regarding the Uruguayan subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 466,519.

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2013, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is an asset amounting to ThCh$ 1,068,823 (ThCh$ 2,932,576 in 2012).

Of the Company’s total sales, both in Chile,  Argentina and Uruguay, 8% (9% in  2012) corresponds to export sales made in foreign currencies, mainly US Dollars, Euro and Sterling Pound and of the total costs 57% (57% in 2012) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

The Company is also exposed to movements in exchange rates relating to the conversion from Argentine pesos and Uruguayan pesos to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina and Uruguay. The Company does not cover the risks associated with the conversion of its subsidiaries, which effects are recorded in Equity.

As of December 31, 2013, the net investment in Argentine subsidiaries amounted to ThCh$ 84,362,639 (ThCh$ 92,745,976 in 2012), Uruguay amounted to ThCh$ 8,815,230 and in Paraguay amounted to ThCh$ 11,254,656.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the  period ended as of December 31, 2013, related to the foreign currency denominated assets and liabilities, was a loss of ThCh$ 4,292,119 (ThCh$ 1,002,839 in 2012 and ThCh$ 1,078,604 in 2011). Considering the exposure as of December 31, 2013, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of ThCh$ 85,506 (income (loss) of ThCh$ 234,606 in 2012 and ThCh$ 143,146 in 2011).

Considering that approximately 8% of the Company’ sales relates to export sales carried out in Chile, in currencies different from the Chilean Peso, and that in Chile approximately 52% (52% in 2012 and 56% in 2011) of the costs are indexed to the US Dollar, and assuming that the Chilean Peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 9,970,631 (income (loss) from ThCh$ 8,965,359 in 2012 and ThCh$ 8,807,019 in 2011).

The Company can also be affected by the variation of the exchange rate of Argentina and Uruguay, since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in Argentina and Uruguay during the year 2013 were ThCh$ 27,908,982 (ThCh$ 28,181,889 in 2012) and a loss of ThCh$ 1,216,031, respectively. Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine and Uruguayan Peso, would be a loss (income) before tax of ThCh$ 2,790,898 (ThCh$ 2,818,189 in 2012) and ThCh$ 121,603, respectively.

The net investment maintained in subsidiaries that operate in Argentina amounts to ThCh$ 84,362,639 as of December 31, 2013 (ThCh$ 92,745,976 in 2012). Assuming a 10% increase or decrease in the Argentine peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 8,436,264 (ThCh$ 9,274,598 in 2012 and ThCh$ 9,874,219 in 2011) recorded as a credit (charge) against Equity.

The net investment maintained in subsidiaries that operate in Uruguay amounts to ThCh$ 8,815,230 as of December 31, 2013. Assuming a 10% increase or decrease in the Uruguayan peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 881,523 recorded as a credit (charge) against Equity.

The net investment maintained in subsidiaries that operate in Paraguay amounts to ThCh$ 11,254,656 as of December 31, 2013. Assuming a 10% increase or decrease in the Uruguayan peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 1,125,466 recorded as a credit (charge) against Equity.

The company does not cover the risks associated with the currency conversion of the financial statements of its subsidiaries that have other functional currency, whose effects are reported in Equity.

Interest rates risk

The interest rate risk mainly originated from the Company’s financing sources. The main exposure is related to LIBOR variable interest rate indexed obligations.

As of December 31, 2013, the Company had a total ThCh$ 11,840,117 in debt indexed to LIBOR (ThCh$ 14,156,408 in 2012). Consequently, as of December 31, 2013, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 5% (6% in 2012) in debt with variable interest rates, and 95% (94% in 2012) in debt with fixed interest rates.

To administer the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

As of December 31, 2013, after considering the effect of interest rates and currency swaps, approximately 100% (99% in 2012) of the Company’s long-term debt has fixed interest rates.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The terms and conditions of the Company’s obligations as of December 31, 2013, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 27.

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended as of December 31, 2013, related to short-term and long-term debts amounted to ThCh$ 24,084,226 (ThCh$ 17,054,879 in  2012 and ThCh$ 14,410,911 in 2011). As of December 31, 2013 we were 100% covered against interest rate fluctuations. As of December 31, 2012, whereas only 2% of total debt (net of derivatives) is subject to variable interest rate, and if assuming an increase or decrease in interest rates in Chilean Pesos and U.S. Dollars of approximately 100 basis points, and keeping all other variables constant, such as the exchange rate, the increase (decrease) would hypothetically result in a loss (gain) of ThCh$ 18,543 (ThCh$ 18,543 in 2012 and at December 31, 2011 we were 100% covered against interest rate fluctuations) in the Consolidated Statement of Income.

Inflation risk

The Company maintains a series of Unidad de Fomento* (UF) indexed agreements with third parties, as well as UF indexed financial debt, which means that the Company is exposed to the UF fluctuations, generating increases in the value of the agreements and inflation adjustable liabilities, in the event it experiences growth. This risk is mitigated by the Company’s policy of keeping the unitary net sales in UF constant, as long as the market conditions allows it.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Consolidated Statement of Comprehensive Income for the twelve month ended as of December 31, 2013, related to UF indexed short-term and long-term debt, and resulted in a loss of  ThCh$ 1,801,765 (ThCh$  5,057,807 in 2012 and ThCh$ 6,728,451 in 2011). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 2,999,467 (ThCh$ 5,079,454 in 2012 and ThCh$ 6,133,010 in 2011) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2013, the Company purchased 54,162 tons (48,396 tons in 2012) of barley and 32,203 tons (32,300 tons in 2012) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 30% (31% in 2012) of the direct cost of beer.

Of the cost of beer in Chile, the cost of cans represents 38% of the direct cost of raw materials (41% in 2012). Meanwhile in Argentina the cans represent 24% of the direct cost of raw materials (24% in 2012).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent 56% (56% in 2012) of the direct cost of non-alcoholic beverages.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. Approximately 31% (28% in 2012) of the export wine supply comes from its own vineyards. Whereas the previous percentage of own production and that this goes to the production for export market and fine wines for domestic market, the own production supplies 50% (46% in 2012) of exports, including the fine wines of the domestic market.

The remaining 69% (72% in 2012) the supply is purchased from third parties through long-term and spot contracts. During 2013, the subsidiary VSPT acquired 55% (59% in 2012) of the necessary grapes and wine from third parties through spot contracts, these mainly for the massive domestic market wine business. In addition, it also performs long-term transactions that represent 15% of total supply.

As of December 31, 2013, we must consider that wine represents 58% (58% in 2012) of the total direct cost of VSPT.

Raw material price sensitivity Analysis

The total direct cost in the Consolidated Statement of Income for 2012 amounts to ThCh$ 382,645,778
(ThCh$ 361,570,855 in 2012 and ThCh$ 372,626,307 in 2011). Assuming a reasonably possible increase (decrease) in the direct cost of each operating segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) of ThCh$ 8,016,584 (ThCh$ 7,288,550 in 2012 and ThCh$ 6,783,393 in 2011) for Beer Chile, ThCh$ 5,001,286 (ThCh$ 5,018,556 in 2012 and ThCh$ 4,867,084 in 2011) for Beer Argentina, ThCh$ 9,442,707 (ThCh$ 8,584,592 in 2012 and ThCh$ 7,655,225 in 2011) for non-alcoholic beverages, ThCh$ 6,180,951 (ThCh$ 6,553,854 in 2012 and ThCh$ 6,076,016 in 2011) for Wines and ThCh$ 2,904,362 (ThCh$ 2,546,142 in 2012 and ThCh$ 1,825,378 in 2011) for Spirits.

Credit risk

The credit risk to which the Company is exposed originates from: a) the commercial accounts receivable maintained with retail clients, wholesale distributors and supermarket chains of domestic markets; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as demand deposits, mutual funds investments, facilities acquired under resale commitments and derivatives.

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2013, amounts to 90% (85% in 2012) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 21 days (21.5 days in 2012).

As of December 31, 2013, the Company had approximately 854 clients (803 clients in 2012) indebted in over Ch$ 10 million each that together represent approximately 86.1% (85.5% in 2012) of the total commercial accounts receivable. There were 184 clients (182 clients in 2012) with balances over Ch$ 50 million each, representing approximately 76% (75% in 2012) of the total accounts receivable. The 95% (93% in 2012) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2013, as a large percentage of these are covered by insurance.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 87% (98% in 2012) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of December 31, 2013, there were 31 clients (75 clients in 2012) indebted for over ThCh$ 65,000 each, which represent 87% (87% in 2012) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 47 days (42 days in 2012).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2013. See analysis of accounts receivables maturities and losses due to impairment of accounts receivables (Note 15).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant risk concentration with any specific financial institutions as of December 31, 2013.

Tax risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine excise tax is 8.7% for beer, and the Chilean excise tax is 15% for beer and wine, 27% for spirits, and 13% for carbonated soft drinks beverages and nectars and juices. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company administers liquidity risk at a consolidated level. The cash flows originated from operational activities being the main liquidity source. Additionally, the Company has the ability to issue debt and equity instruments in the capital market according to our needs.

To manage short-term liquidity, the Company considers projected cash flows for a twelve months moving period and maintains cash and cash equivalents available to meet its obligations.

Based on the current operational performance and its liquidity position, the Company estimates that cash flows originated by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

A summary of the Company’s financial liabilities with their maturities as of December 31, 2013 and 2012, based on the non-discounted contractual cash flows appears below:

As of December 31, 2013	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	80,971,892	38,895,940	50,142,798	1,817,484	90,856,222
Bond payable	153,032,487	77,504,882	24,887,830	81,315,757	183,708,469
Financial leases obligations	16,932,430	1,744,243	5,271,866	28,476,487	35,492,596
Deposits for return of bottles and containers	11,451,873	11,451,873	-	-	11,451,873
Sub-Total	262,388,682	129,596,938	80,302,494	111,609,728	321,509,160
Derivative financial liabilities
Liability coverage	201,063	137,151	66,551	-	203,702
Derivative hedge liabilities	661,473	661,473	-	-	661,473
Sub-Total	862,536	798,624	66,551	-	865,175
Total	263,251,218	130,395,562	80,369,045	111,609,728	322,374,335

As of December 31, 2012	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	81,963,852	38,327,451	47,614,737	1,772,491	87,714,679
Bond payable	152,835,990	8,533,797	94,640,190	87,626,906	190,800,893
Financial leases obligations	16,479,152	1,418,678	5,883,498	27,861,359	35,163,535
Deposits for return of bottles and containers	11,861,158	11,861,158	-	-	11,861,158
Sub-Total	263,140,152	60,141,084	148,138,425	117,260,756	325,540,265
Derivative financial liabilities
Liability coverage	361,838	204,017	164,017	-	368,034
Derivative hedge liabilities	495,012	495,012	-	-	495,012
Sub-Total	856,850	699,029	164,017	-	863,046
Total	263,997,002	60,840,113	148,302,442	117,260,756	326,403,311

View current and non-current book value in Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2013		As of December 31, 2012
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	408,853,267	-	102,337,275	-
Other financial assets	4,468,846	38,899	1,380,474	65,541
Accounts receivable - trade and other receivable (net)	211,504,047	-	204,570,870	-
Acoounts receivable from related companies	9,610,305	350,173	9,611,990	414,115
Total financial assets	634,436,465	389,072	317,900,609	479,656
Bank borrowings	33,193,852	47,778,040	37,526,738	44,437,114
Bonds payable	74,432,086	78,600,401	4,414,725	148,421,265
Financial leases obligations	612,491	16,319,939	371,748	16,107,404
Derivative hedge liabilities	661,473	-	495,012	-
Liability coverage	136,414	64,649	204,886	156,952
Deposits for return of bottles and containers	11,451,873	-	11,861,158	-
Total other non-financial liabililities (*)	120,488,189	142,763,029	54,874,267	209,122,735
Account payable- trade and other payable	183,508,115	841,870	165,392,448	724,930
Accounts payable to related entities	7,286,064	377,020	8,013,545	2,391,810
Total financial liabilities	311,282,368	143,981,919	228,280,260	212,239,475

(*) See Note 27 Other financial liabilities.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Consolidated Statements of Financial Position:

a)   Composition of financial assets and liabilities:

	As of December 31, 2013		As of December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	408,853,267	408,853,267	102,337,275	102,337,275
Other financial assets	4,507,745	4,507,745	1,446,015	1,446,015
Accounts receivable - trade and other receivable (net)	211,504,047	211,504,047	204,570,870	204,570,870
Acoounts receivable from related companies	9,960,478	9,960,478	10,026,105	10,026,105
Total financial assets	634,825,537	634,825,537	318,380,265	318,380,265
Bank borrowings	80,971,892	81,571,288	81,963,852	80,144,744
Bonds payable	153,032,487	149,220,332	152,835,990	155,225,274
Financial leases obligations	16,932,430	19,849,691	16,479,152	22,954,053
Derivative hedge liabilities	661,473	661,473	495,012	495,012
Liability coverage	201,063	201,063	361,838	361,838
Deposits for return of bottles and containers	11,451,873	11,451,873	11,861,158	11,861,158
Total other non-financial liabililities (*)	263,251,218	262,955,720	263,997,002	271,042,079
Account payable- trade and other payable	184,349,985	184,349,985	166,117,378	166,117,378
Accounts payable to related entities	7,663,084	7,663,084	10,405,355	10,405,355
Total financial liabilities	455,264,287	454,968,789	440,519,735	447,564,812

The book value of current accounts receivables, cash and cash equivalents and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market     or to variables and prices obtained from third parties.

b)   Financial instruments as per category:

As of December 31, 2013	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	2,349,405	-	1,039,003	3,388,408
Marketable securities and investments in other companies	1,119,337	-	-	1,119,337
Total other financial assets	3,468,742	-	1,039,003	4,507,745
Cash and cash equivalents	-	408,853,267	-	408,853,267
Accounts receivable-trade and other receivables (net)	-	211,504,047	-	211,504,047
Account receivable from to related companies	-	9,960,478	-	9,960,478
Total	3,468,742	630,317,792	1,039,003	634,825,537

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

As of December 31, 2013	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	80,971,892	80,971,892
Bonds payable	-	-	153,032,487	153,032,487
Financial leases obligations	-	-	16,932,430	16,932,430
Deposits for return of bottles and containers	-	-	11,451,873	11,451,873
Derivative financial instruments	661,473	201,063	-	862,536
Total others financial liabililities	661,473	201,063	262,388,682	263,251,218
Account payable- trade and other payable	-	-	184,349,985	184,349,985
Accounts payable to related entities	-	-	7,663,084	7,663,084
Total	661,473	201,063	454,401,751	455,264,287

As of December 31, 2012	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	153,223	-	65,541	218,764
Marketable securities and investments in other companies	1,227,251	-	-	1,227,251
Total other financial assets	1,380,474	-	65,541	1,446,015
Cash and cash equivalents	-	102,337,275	-	102,337,275
Accounts receivable-trade and other receivables (net)	-	204,570,870	-	204,570,870
Account receivable from to related companies	-	10,026,105	-	10,026,105
Total	1,380,474	316,934,250	65,541	318,380,265

As of December 31, 2012	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	81,963,852	81,963,852
Bonds payable	-	-	152,835,990	152,835,990
Financial leases obligations	-	-	16,479,152	16,479,152
Deposits for return of bottles and containers	-	-	11,861,158	11,861,158
Derivative financial instruments	495,012	361,838	-	856,850
Total others financial liabililities	495,012	361,838	263,140,152	263,997,002
Account payable- trade and other payable	-	-	166,117,378	166,117,378
Accounts payable to related entities	-	-	10,405,355	10,405,355
Total	495,012	361,838	439,662,885	440,519,735

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2013				As of December 31, 2012
	Number agreegments	Nominal amounts thousand	Asset	Liability	Number agreegments	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps UF/CLP	1	3,000	1,000,104	-	-	-	-	-
Less than a year	1	3,000	1,000,104	-	-	-	-	-
Cross currency interest rate swaps USD/USD	2	18,117	9,351	156,501	1	10,107	-	229,610
Less than a year	-	117	-	91,852	-	107	-	72,658
Between 1 and 5 years	2	18,000	9,351	64,649	1	10,000	-	156,952
Cross currency interest rate swaps USD/EURO	1	4,476	29,548	44,562	2	8,383	65,541	132,228
Less than a year	-	40	-	44,562	1	3,947	-	132,228
Between 1 and 5 years	1	4,436	29,548	-	1	4,436	65,541	-
Forwards USD	20	90,559	2,202,537	275,200	17	55,692	119,823	430,580
Less than a year	20	90,559	2,202,537	275,200	17	55,692	119,823	430,580
Forwards Euro	10	4	143,749	325,638	6	2,132	22,569	64,432
Less than a year	10	4	143,749	325,638	6	2,132	22,569	64,432
Forwards CAD	2	1,850	3,119	9,651	1	2,740	1,932	-
Less than a year	2	1,850	3,119	9,651	1	2,740	1,932	-
Forwards GBP	2	1,500	-	50,984	3	1,432	8,899	-
Less than a year	2	1,500	-	50,984	3	1,432	8,899	-
Total derivative instruments	38		3,388,408	862,536	30		218,764	856,850

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging classified; consequently their effects are recorded in Income, in Other gain (loss), separately from the hedged item.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swap, these qualify as cash flow hedges of the flows related to loans from Banco Estado, Banco de Chile and Banco Scotiabank. See additional disclosures in Note 27.

As of December 31, 2013
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate fluctuation in loans	USD	4,211,482	USD	4,207,536	3,946	06-22-2015
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,368,588	EUR	2,383,602	(15,014)	07-11-2016
Banco de Chile	Interest rate fluctuation in loans	USD	5,340,215	USD	5,491,311	(151,096)	07-07-2016
Banco de Chile	Interest rate fluctuation in bond	UF	70,704,908	CLP	69,704,804	1,000,104	03-17-2014

As of December 31, 2012
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate fluctuation in loans	USD	1,872,482	EUR	1,970,324	(97,842)	06-20-2013
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,162,489	EUR	2,131,334	31,155	07-11-2016
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	4,875,173	USD	5,104,783	(229,610)	07-07-2016

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2013, 2012 and 2011, a credit debit after income taxes of ThCh$ 256,592 (a debit after income taxes of ThCh$ 826,120 and ThCh$ 239,524, in 2012 and 2011, respectively), relating to the fair value of the Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1                  Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2                  Fair values obtained through the use of valuation models accepted in the market and based on prices different from those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Level 3                                  Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

The fair value of financial facilities recorded at fair value in the Consolidated Financial Statements, are as follows:

As of December 31, 2013	Recorded fair value	fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative hedge assets	1,039,003	-	1,039,003	-
Derivative financial instruments	2,349,405	-	2,349,405	-
Market securities and investments in other companies	1,119,337	1,119,337	-	-
Fair value financial assets	4,507,745	1,119,337	3,388,408	-
Derivative hedge liabilities	201,063	-	201,063	-
Derivative financial instruments	661,473	-	661,473	-
Fair value financial liabilities	862,536	-	862,536	-

As of December 31, 2012	Recorded fair value	fair value hierarchy
		level 1	level 2	level 2
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	153,223	-	153,223	-
Market securities and investments in other companies	1,227,251	1,227,251	-	-
Derivative hedge assets	65,541	-	65,541	-
Fair value financial assets	1,446,015	1,227,251	218,764	-
Derivative hedge liabilities	361,838	-	361,838	-
Derivative financial instruments	495,012	-	495,012	-
Fair value financial liabilities	856,850	-	856,850	-

During year ended as of December 31, 2013, the Company has not made any significant instrument transfer between levels 1 and 2.

Credit Quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 7 Financial Information as per reportable segments

The Company has defined three reportable segments within which identified six operating segments, with corporate expense presented separately. The accounting policies used for each segment are the same as those used in the Consolidated Financial Statements described in Note 2.3.

As we have been mentioning during 2013 Press Releases, in a future, on a date to be defined, CCU will report its Consolidated Results in the following three business segments: 1.- Chile1 , 2.- Río de la Plata2 and 3.- Wines3 (Domestic, Exports from Chile and Argentina). This is consistent with the way the Company is managed and responds to how the results reported in CCU. This change will be implemented beginning with the Q1’14 Results.

Business segment	Operating segment	Operations included in the segments
Chile	Beer Chile	Cervecera CCU Chile Ltda. and Compañía Cervecera Kunstmann S.A.
	Non-alcoholic	Embotelladoras Chilenas Unidas S.A. , Aguas CCU-Nestlé Chile S.A., Vending S.A., Promarca S.A. and Manantial S.A.
	Spirits	Compañía Pisquera de Chile S.A. and Compañía Pisquera Bauzá S.A.
Río de la Plata	CCU Argentina	CCU Argentina S.A., Compañía Industrial Cervecera S.A., Doña Aida S.A. and Don Enrique Pedro S.A.
	Uruguay	Milotur S.A., Marzurel S.A. and Coralina S.A.
	Paraguay	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.
Wines	Wines	Viña San Pedro Tarapacá S.A.
Others	Others (*)	UES and UAC.

(*) UES: Strategic Service Unit: Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. y Fábrica de Envases Plásticos S.A.

    UAC: Corporate Support Units located in the Parent Company.

    In addition this segment presents the elimination of transactions between segments.

The Company’s operations are carried out primarily in Chile, Argentina, Paraguay and Uruguay, the second includes exclusively segments of beers, cider and wines in the domestic market sales. The rest of the segments, except Uruguay, operate only in Chile.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

1 Chile includes: Beer Chile, Non-alcoholic and Spirits.

2 Río de la Plata includes: CCU Argentina, Uruguay, and since December 2013, Paraguay.

3 Wines includes: Domestics, Exportation from Chile and Argentina.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

a)     Information as per reportable segments for the years ended as of December 31, 2013 and 2012:

	Business Segment Chile		Business Segment Rio de la Plata		Business Segment Wines		Others		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	751,079,523	665,913,311	274,029,865	248,970,437	146,938,005	144,593,467	-	5	1,172,047,393	1,059,477,220
Other income	8,560,450	6,364,664	7,405,658	4,777,057	4,524,947	4,642,408	4,688,062	428,545	25,179,117	16,212,674
Sales revenue between segments	5,555,707	4,250,836	999,777	78,860	792,495	321,491	(7,347,979)	(4,651,187)	-	-
Net sales	765,195,680	676,528,811	282,435,300	253,826,354	152,255,447	149,557,366	(2,659,917)	(4,222,637)	1,197,226,510	1,075,689,894
Change %	13.1	-	11.3	-	1.8	-	-	-	11.3	-
Cost of sales	(343,230,330)	(308,358,522)	(113,264,790)	(100,032,812)	(92,864,092)	(95,634,950)	12,662,578	10,939,037	(536,696,634)	(493,087,247)
% of Net sales	44.9	45.6	40.1	39.4	61.0	63.9	-	-	44.8	45.8
Gross margin	421,965,350	368,170,289	169,170,510	153,793,542	59,391,355	53,922,416	10,002,661	6,716,400	660,529,876	582,602,647
% of Net sales	55.1	54.4	59.9	60.6	39.0	36.1	-	-	55.2	54.2
MSD&A (1)	(275,202,656)	(231,695,795)	(142,972,002)	(126,048,966)	(46,036,147)	(43,175,330)	(9,312,740)	(4,322,674)	(473,523,545)	(405,242,765)
% of Net sales	36.0	34.2	50.6	49.7	30.2	28.9	-	-	39.6	37.7
Other operating income (expenses)	1,385,111	1,746,137	1,038,067	312,587	(166,311)	306,013	1,991,965	1,463,592	4,248,832	3,828,329
Operating result before Exceptional Items (EI)	148,147,805	138,220,631	27,236,575	28,057,163	13,188,897	11,053,099	2,681,886	3,857,318	191,255,163	181,188,211
Change %	7.2	-	(2.9)	-	19.3	-	-	-	5.6	-
% of Net sales	19.4	20.4	9.6	11.1	8.7	7.4	-	-	16.0	16.8
Exceptional Items (EI) (2)	(780,458)	-	(543,111)	-	(275,700)	-	(1,390,060)	-	(2,989,329)	-
Operating result (3)	147,367,347	138,220,631	26,693,464	28,057,163	12,913,197	11,053,099	1,291,826	3,857,318	188,265,834	181,188,211
Change %	6.6	-	(4.9)	-	16.8	-	-	-	3.9	-
% of Net sales	19.3	20.4	9.5	11.1	8.5	7.4	-	-	15.7	16.8
Net financial expense	-	-	-	-	-	-	-	-	(15,830,056)	(9,362,207)
Equity and income of joint venture	-	-	-	-	-	-	-	-	308,762	(177,107)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(4,292,119)	(1,002,839)
Results as per adjustment units	-	-	-	-	-	-	-	-	(1,801,765)	(5,057,807)
Other gains (losses)	-	-	-	-	-	-	-	-	958,802	(4,478,021)
Income before taxes									167,609,458	161,110,230
Income taxes									(34,704,907)	(37,133,330)
Net income for year									132,904,551	123,976,900
Non-controlling interests									9,868,543	9,544,167
Net income attributable to equity holders of the parent									123,036,008	114,432,733
Depreciation and amortization	37,534,253	33,285,317	9,957,053	7,022,680	7,238,886	6,566,207	9,516,304	7,885,916	64,246,496	54,760,120
ORBDA before EI	185,682,058	171,505,948	37,193,628	35,079,843	20,427,783	17,619,306	12,198,190	11,743,234	255,501,659	235,948,331
Change %	8.3	-	6.0	-	15.9	-	-	-	8.3	-
% of Net sales	24.3	25.4	13.2	13.8	13.4	11.8	-	-	21.3	21.9
ORBDA (4)	184,901,600	171,505,948	36,650,516	35,079,843	20,152,083	17,619,306	10,808,130	11,743,234	252,512,329	235,948,331
Change %	7.8	-	4.5	-	14.4	-	-	-	7.0	-
% of Net sales	24.2	25.4	13.0	13.8	13.2	11.8	-	-	21.1	21.9

(1)   MSD&A, included Marketing, Selling, Distribution and Administrative expenses

(2)   Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature.For the year 2013, the Company has considered this result as an Exceptional items (EI) related to restructuring process which implied the early retirement of managers replaced internaly, promotions and the sole and exceptional payments of incentives to the leaving and remaining personnel.

(3)   Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)   ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

b)     Information as per reportable segments for the years ended as of December 31, 2012 and 2011:

	Business Segment Chile		Business Segment Río de la Plata		Business Segment Wines		Others		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	665,913,311	601,977,269	248,970,437	216,194,072	144,593,467	132,933,733	5		1,059,477,220	951,105,074
Other income	6,364,664	4,926,549	4,777,057	4,488,308	4,642,408	5,390,734	428,545	3,640,006	16,212,674	18,445,597
Sales revenue between segments	4,250,836	5,557,719	78,860	220,708	321,491	23,820	(4,651,187)	(5,802,247)	-	-
Net sales	676,528,811	612,461,537	253,826,354	220,903,088	149,557,366	138,348,287	(4,222,637)	(2,162,241)	1,075,689,894	969,550,671
Change %	10.5	-	14.9	-	8.1	-	-	-	10.9	-
Cost of sales	(308,358,522)	(275,282,572)	(100,032,812)	(91,236,912)	(95,634,950)	(89,849,938)	10,939,037	8,507,887	(493,087,247)	(447,861,535)
% of Net sales	45.6	44.9	39.4	41.3	63.9	64.9	-	-	45.8	46.2
Gross margin	368,170,289	337,178,965	153,793,542	129,666,176	53,922,416	48,498,349	6,716,400	6,345,646	582,602,647	521,689,136
% of Net sales	54.4	55.1	60.6	58.7	36.1	35.1	-	-	54.2	53.8
MSD&A (1)	(231,695,795)	(201,485,381)	(126,048,966)	(100,412,990)	(43,175,330)	(40,241,921)	(4,322,674)	(6,867,078)	(405,242,765)	(349,007,370)
% of Net sales	34.2	32.9	49.7	45.5	28.9	29.1	-	-	37.7	36.0
Other operating income (expenses)	1,746,137	1,912,293	312,587	(52,044)	306,013	2,165,898	1,463,592	3,204,267	3,828,329	7,230,414
Operating result before Exceptional Items (EI)	138,220,631	137,605,877	28,057,163	29,201,142	11,053,099	10,422,326	3,857,318	2,682,835	181,188,211	179,912,180
Change %	0.4	-	(3.9)	-	6.1	-	-	-	0.7	-
% of Net sales	20.4	22.5	11.1	13.2	7.4	7.5	-	-	16.8	18.6
Exceptional Items (EI) (2)	-	6,871,545	-	(384,107)	-	6,467,220	-	(49,284)	-	12,905,374
Operating result (3)	138,220,631	144,477,422	28,057,163	28,817,035	11,053,099	16,889,546	3,857,318	2,633,551	181,188,211	192,817,554
Change %	(4.3)	-	(2.6)	-	(34.6)	-	-	-	(6.0)	-
% of Net sales	20.4	23.6	11.1	13.0	7.4	12.2	-	-	16.8	19.9
Net financial expense	-	-	-	-	-	-	-	-	(9,362,207)	(7,324,356)
Equity and income of joint venture	-	-	-	-	-	-	-	-	(177,107)	(698,253)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(1,002,839)	(1,078,604)
Results as per adjustment units	-	-	-	-	-	-	-	-	(5,057,807)	(6,728,451)
Other gains (losses)	-	-	-	-	-	-	-	-	(4,478,021)	3,010,058
Income before taxes									161,110,230	179,997,948
Income taxes									(37,133,330)	(45,195,746)
Net income for year									123,976,900	134,802,202
Non-controlling interests									9,544,167	12,050,607
Net income attributable to equity holders of the parent									114,432,733	122,751,595
Depreciation and amortization	33,285,317	28,469,312	7,022,680	5,897,854	6,566,207	6,418,774	7,885,916	6,996,063	54,760,120	47,782,003
ORBDA before EI	171,505,948	166,075,189	35,079,843	35,098,996	17,619,306	16,841,100	11,743,234	9,678,898	235,948,331	227,694,183
Change %	3.3	-	(0.1)	-	4.6	-	-	-	3.6	-
% of Net sales	25.4	27.1	13.8	15.9	11.8	12.2	-	-	21.9	23.5
ORBDA (4)	171,505,948	172,946,734	35,079,843	34,714,889	17,619,306	23,308,320	11,743,234	9,629,614	235,948,331	240,599,557
Change %	(0.8)	-	1.1	-	(24.4)	-	-	-	(1.9)	-
% of Net sales	25.4	28.2	13.8	15.7	11.8	16.8	-	-	21.9	24.8

(1)     MSD&A, included Marketing, Selling, Distribution and Administrative expenses

(2)     Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. Its presented separately because its are important items for the understanding the normal operations of the Company due to importance or nature.The Company has considered this result as an Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011.

(3)     Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)     ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

c)     Information as per Chile operating segment for the years ended as of December 31, 2013 and 2012:

	Beer Chile		Non-alcoholic		Spirits		Business Segment Chile
	2013	2012	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	348,006,978	316,545,195	334,715,473	287,312,904	68,357,072	62,055,212	751,079,523	665,913,311
Other income	3,637,948	3,739,080	3,634,887	1,222,039	1,287,615	1,403,545	8,560,450	6,364,664
Sales revenue between segments	1,399,051	559,331	3,882,580	3,597,936	274,076	93,569	5,555,707	4,250,836
Net sales	353,043,977	320,843,606	342,232,940	292,132,879	69,918,763	63,552,326	765,195,680	676,528,811
Change %	10.0	-	17.1	-	10.0	-	13.1	-
Cost of sales	(143,382,294)	(130,587,289)	(156,249,899)	(138,906,303)	(43,598,137)	(38,864,930)	(343,230,330)	(308,358,522)
% of Net sales	40.6	40.7	45.7	47.5	62.4	61.2	44.9	45.6
Gross margin	209,661,683	190,256,317	185,983,041	153,226,576	26,320,626	24,687,396	421,965,350	368,170,289
% of Net sales	59.4	59.3	54.3	52.5	37.6	38.8	55.1	54.4
MSD&A (1)	(120,814,292)	(105,512,857)	(134,487,631)	(107,666,627)	(19,900,733)	(18,516,311)	(275,202,656)	(231,695,795)
% of Net sales	34.2	32.9	39.3	36.9	28.5	29.1	36.0	34.2
Other operating income (expenses)	606,615	358,389	713,300	(213,583)	65,196	1,601,331	1,385,111	1,746,137
Operating result before Exceptional Items (EI)	89,454,006	85,101,849	52,208,710	45,346,366	6,485,089	7,772,416	148,147,805	138,220,631
Change %	5.1	-	15.1	-	(16.6)	-	7.2	-
% of Net sales	25.3	26.5	15.3	15.5	9.3	12.2	19.4	20.4
Exceptional Items (EI) (2)	(191,700)	-	(526,658)	-	(62,100)	-	(780,458)	-
Operating result (3)	89,262,306	85,101,849	51,682,052	45,346,366	6,422,989	7,772,416	147,367,347	138,220,631
Change %	4.9	-	14.0	-	(17.4)	-	6.6	-
% of Net sales	25.3	26.5	15.1	15.5	9.2	12.2	19.3	20.4
Depreciation and amortization	20,179,827	19,256,773	15,272,383	11,965,428	2,082,043	2,063,116	37,534,253	33,285,317
ORBDA before EI	109,633,833	104,358,622	67,481,093	57,311,794	8,567,132	9,835,532	185,682,058	171,505,948
Change %	5.1	-	17.7	-	(12.9)	-	8.3	-
% of Net sales	31.1	32.5	19.7	19.6	12.3	15.5	24.3	25.4
ORBDA (4)	109,442,133	104,358,622	66,954,435	57,311,794	8,505,032	9,835,532	184,901,600	171,505,948
Change %	4.9	-	16.8	-	(13.5)	-	7.8	-
% of Net sales	31.0	32.5	19.6	19.6	12.2	15.5	24.2	25.4

See definition of (1), (2), (3) and (4) in information as per reportable segments.

d)     Information as per Chile operating segment for the years ended as of December 31, 2012 and 2011:

	Beer Chile		Non-alcoholic		Spirits		Business Segment Chile
	2012	2011	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	316,545,195	309,286,574	287,312,904	243,329,756	62,055,212	49,360,939	665,913,311	601,977,269
Other income	3,739,080	3,208,076	1,222,039	1,226,330	1,403,545	492,143	6,364,664	4,926,549
Sales revenue between segments	559,331	521,953	3,597,936	3,953,248	93,569	1,082,518	4,250,836	5,557,719
Net sales	320,843,606	313,016,603	292,132,879	248,509,334	63,552,326	50,935,600	676,528,811	612,461,537
Change %	2.5	-	17.6	-	24.8	-	10.5	-
Cost of sales	(130,587,289)	(122,416,520)	(138,906,303)	(123,713,022)	(38,864,930)	(29,153,030)	(308,358,522)	(275,282,572)
% of Net sales	40.7	39.1	47.5	49.8	61.2	57.2	45.6	44.9
Gross margin	190,256,317	190,600,083	153,226,576	124,796,312	24,687,396	21,782,570	368,170,289	337,178,965
% of Net sales	59.3	60.9	52.5	50.2	38.8	42.8	54.4	55.1
MSD&A (1)	(105,512,857)	(97,195,786)	(107,666,627)	(88,697,801)	(18,516,311)	(15,591,794)	(231,695,795)	(201,485,381)
% of Net sales	32.9	31.1	36.9	35.7	29.1	30.6	34.2	32.9
Other operating income (expenses)	358,389	678,693	(213,583)	1,041,356	1,601,331	192,244	1,746,137	1,912,293
Operating result before Exceptional Items (EI)	85,101,849	94,082,990	45,346,366	37,139,867	7,772,416	6,383,020	138,220,631	137,605,877
Change %	(9.5)	-	22.1	-	21.8	-	0.4	-
% of Net sales	26.5	30.1	15.5	14.9	12.2	12.5	20.4	22.5
Exceptional Items (EI) (2)	-	5,328,789	-	1,235,685	-	307,071	-	6,871,545
Operating result (3)	85,101,849	99,411,779	45,346,366	38,375,552	7,772,416	6,690,091	138,220,631	144,477,422
Change %	(14.4)	-	18.2	-	16.2	-	(4.3)	-
% of Net sales	26.5	31.8	15.5	15.4	12.2	13.1	20.4	23.6
Depreciation and amortization	19,256,773	16,165,010	11,965,428	10,427,300	2,063,116	1,877,002	33,285,317	28,469,312
ORBDA before EI	104,358,622	110,248,000	57,311,794	47,567,167	9,835,532	8,260,022	171,505,948	166,075,189
Change %	(5.3)	-	20.5	-	19.1	-	3.3	-
% of Net sales	32.5	35.2	19.6	19.1	15.5	16.2	25.4	27.1
ORBDA (4)	104,358,622	115,576,789	57,311,794	48,802,852	9,835,532	8,567,093	171,505,948	172,946,734
Change %	(9.7)	-	17.4	-	14.8	-	(0.8)	-
% of Net sales	32.5	36.9	19.6	19.6	15.5	16.8	25.4	28.2

See definition of (1), (2), (3) and (4) in information as per reportable segments.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

e)     Information as per Río de la Plata operating segment for the years ended as of December 31, 2013 and 2012:

	Argentina		Uruguay		Business Segment Rio de la Plata
	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	264,093,845	246,140,112	9,936,020	2,830,325	274,029,865	248,970,437
Other income	7,405,658	4,777,057	-	-	7,405,658	4,777,057
Sales revenue between segments	999,777	78,860	-	-	999,777	78,860
Net sales	272,499,280	250,996,029	9,936,020	2,830,325	282,435,300	253,826,354
Change %	8.6	-	251.1	-	11	-
Cost of sales	(105,082,191)	(97,711,455)	(8,182,599)	(2,321,357)	(113,264,790)	(100,032,812)
% of Net sales	38.6	38.9	82.4	82.0	40	39.4
Gross margin	167,417,089	153,284,574	1,753,421	508,968	169,170,510	153,793,542
% of Net sales	61.4	61.1	17.6	18.0	60	60.6
MSD&A (1)	(140,066,362)	(125,399,631)	(2,905,640)	(649,335)	(142,972,002)	(126,048,966)
% of Net sales	51.4	50.0	29.2	22.9	51	49.7
Other operating income (expenses)	1,060,659	296,946	(22,592)	15,641	1,038,067	312,587
Operating result before Exceptional Items (EI)	28,411,386	28,181,889	(1,174,811)	(124,726)	27,236,575	28,057,163
Change %	0.8	-	841.9	-	(3)	-
% of Net sales	10.4	11.2	(11.8)	(4.4)	10	11.1
Exceptional Items (EI) (2)	(502,404)	-	(40,707)	-	(543,111)	-
Operating result (3)	27,908,982	28,181,889	(1,215,518)	(124,726)	26,693,464	28,057,163
Change %	(1.0)	-	874.6	-	(5)	-
% of Net sales	10.2	11.2	(12.2)	(4.4)	9	11.1
Depreciation and amortization	9,618,537	6,939,340	338,516	83,340	9,957,053	7,022,680
ORBDA before EI	38,029,923	35,121,229	(836,295)	(41,386)	37,193,628	35,079,843
Change %	8.3	-	1,920.7	-	6	-
% of Net sales	14.0	14.0	(8.4)	(1.5)	13	13.8
ORBDA (4)	37,527,519	35,121,229	(877,003)	(41,386)	36,650,516	35,079,843
Change %	6.9	-	2,019.1	-	4	-
% of Net sales	13.8	14.0	(8.8)	(1.5)	13	13.8

See definition of (1), (2), (3) and (4) in information as per reportable segments.

f)      Information as per Río de la Plata operating segment for the year ended as of December 31, 2012 and 2011:

	Argentina		Uruguay		Business Segment Rio de la Plata
	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	246,140,112	216,194,072	2,830,325	-	248,970,437	216,194,072
Other income	4,777,057	4,488,308	-	-	4,777,057	4,488,308
Sales revenue between segments	78,860	220,708	-	-	78,860	220,708
Net sales	250,996,029	220,903,088	2,830,325	-	253,826,354	220,903,088
Change %	13.6	-	-	-	14.9	-
Cost of sales	(97,711,455)	(91,236,912)	(2,321,357)	-	(100,032,812)	(91,236,912)
% of Net sales	38.9	41.3	82.0	-	39.4	41.3
Gross margin	153,284,574	129,666,176	508,968	-	153,793,542	129,666,176
% of Net sales	61.1	58.7	18.0	-	60.6	58.7
MSD&A (1)	(125,399,631)	(100,412,990)	(649,335)	-	(126,048,966)	(100,412,990)
% of Net sales	50.0	45.5	22.9	-	49.7	45.5
Other operating income (expenses)	296,946	(52,044)	15,641	-	312,587	(52,044)
Operating result before Exceptional Items (EI)	28,181,889	29,201,142	(124,726)	-	28,057,163	29,201,142
Change %	(3.5)	-	-	-	(3.9)	-
% of Net sales	11.2	13.2	(4.4)	-	11.1	13.2
Exceptional Items (EI) (2)	-	(384,107)	-	-	-	(384,107)
Operating result (3)	28,181,889	28,817,035	(124,726)	-	28,057,163	28,817,035
Change %	(2.2)	-	-	-	(2.6)	-
% of Net sales	11.2	13.0	(4.4)	-	11.1	13.0
Depreciation and amortization	6,939,340	5,897,854	83,340	-	7,022,680	5,897,854
ORBDA before EI	35,121,229	35,098,996	(41,386)	-	35,079,843	35,098,996
Change %	0.1	-	-	-	(0.1)	-
% of Net sales	14.0	15.9	(1.5)	-	13.8	15.9
ORBDA (4)	35,121,229	34,714,889	(41,386)	-	35,079,843	34,714,889
Change %	1.2	-	-	-	1.1	-
% of Net sales	14.0	15.7	(1.5)	-	13.8	15.7

See definition of (1), (2), (3) and (4) in information as per reportable segments.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Chile	907,947,965	813,918,521	739,131,946
Argentina	279,342,525	258,941,048	230,418,725
Uruguay	9,936,020	2,830,325	-
Total	1,197,226,510	1,075,689,894	969,550,671

See distribution of domestic and exports revenues in Note 9.

Depreciation and amortization as per reportable and operating segments

Property, plant and equipment depreciation and amortization of software	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Business Segment Chile	37,534,253	33,285,317	28,469,312
Beer Chile	20,179,827	19,256,773	16,165,010
Non-alcoholic	15,272,383	11,965,428	10,427,300
Spirits	2,082,043	2,063,116	1,877,002

Business Segment Río de la Plata	9,957,053	7,022,680	5,897,854
CCU Argentina	9,618,537	6,939,340	5,897,854
Uruguay	338,516	83,340	-

Business Segment Wines	7,238,886	6,566,207	6,418,774
Wines	7,238,886	6,566,207	6,418,774

Others	9,516,304	7,885,916	6,996,063
Others (1)	9,516,304	7,885,916	6,996,063
Total	64,246,496	54,760,120	47,782,003

(1)   Other includes depreciation and amortization corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Capital expenditures as per reportable and operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Business Segment Chile	70,441,360	52,724,178	39,293,356
Beer Chile	41,215,109	23,220,813	23,504,694
Non-alcoholic	26,850,507	27,659,048	14,758,599
Spirits	2,375,744	1,844,317	1,030,063

Business Segment Río de la Plata	29,779,226	26,945,555	13,994,020
CCU Argentina	29,276,105	26,945,555	13,994,020
Uruguay	503,121	-	-

Business Segment Wines	4,839,881	9,137,730	8,309,162
Wines	4,839,881	9,137,730	8,309,162

Others	19,498,562	28,838,059	16,250,389
Others (1)	19,498,562	28,838,059	16,250,389
Total	124,559,029	117,645,522	77,846,927

(1)   Other includes the capital investments corresponding to the Corporate Support Units and Strategic Service Units.

Assets as per reportable and operating segments

Assets per segment	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Business Segment Chile	560,654,096	509,042,500
Beer Chile	249,023,527	243,325,487
Non-alcoholic	238,108,247	197,885,103
Spirits	73,522,322	67,831,910

Business Segment Rio de la Plata	199,389,168	212,223,910
CCU Argentina	182,245,341	197,683,498
Uruguay	17,143,827	14,540,412

Business Segment Wines	277,730,436	270,696,952
Wines	277,730,436	270,696,952

Others	689,946,555	336,746,449
Others (1)	689,946,555	336,746,449
Total	1,727,720,255	1,328,709,811

(1)   Other includes goodwill and the assets corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Assets per geographic location

Assets per geographical location	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Chile	1,514,645,406	1,102,342,723
Argentina	195,931,022	211,826,776
Uruguay	17,143,827	14,540,312
Total	1,727,720,255	1,328,709,811

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2013	2012	2011
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,172,047,393	1,059,477,220	951,105,074
Other income		25,179,117	16,212,674	18,445,597
Net sales	9	1,197,226,510	1,075,689,894	969,550,671
Change %		11.3	10.9	-
Cost of sales		(536,696,634)	(493,087,247)	(447,861,535)
% of Net sales		44.8	45.8	46.2
Gross margin		660,529,876	582,602,647	521,689,136
% of Net sales		55.2	54.2	53.8
MSD&A (1)		(473,523,545)	(405,242,765)	(349,007,370)
% of Net sales		39.6	37.7	36.0
Other operating income (expenses)		4,248,832	3,828,329	7,230,414
Operating result before Exceptional Items (EI)		191,255,163	181,188,211	179,912,180
Change %		5.6	0.7	-
% of Net sales		16.0	16.8	18.6
Exceptional Items (EI) (2)		(2,989,329)	-	12,905,374
Operating result (3) (5)		188,265,834	181,188,211	192,817,554
Change %		3.9	(6.0)	-
% of Net sales		15.7	16.8	19.9
Net financial expense	11	(15,830,056)	(9,362,207)	(7,324,356)
Equity and income of joint venture	19	308,762	(177,107)	(698,253)
Foreign currency exchange differences	11	(4,292,119)	(1,002,839)	(1,078,604)
Results as per adjustment units	11	(1,801,765)	(5,057,807)	(6,728,451)
Other gains (losses)	13	958,802	(4,478,021)	3,010,058
Income before taxes		167,609,458	161,110,230	179,997,948
Income taxes	26	(34,704,907)	(37,133,330)	(45,195,746)
Net income for year		132,904,551	123,976,900	134,802,202
Non-controlling interests	32	9,868,543	9,544,167	12,050,607
Net income attributable to equity holders of the parent		123,036,008	114,432,733	122,751,595
Depreciation and amortization		64,246,496	54,760,120	47,782,003
ORBDA before EI		255,501,659	235,948,331	227,694,183
Change %		8.3	3.6	-
% of Net sales		21.3	21.9	23.5
ORBDA (4)		252,512,329	235,948,331	240,599,557
Change %		7.0	(1.9)	-
% of Net sales		21.1	21.9	24.8

See definition of (1), (2), (3) and (4) in information as per operating segment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

(5) The following is a reconciliation of our gains (losses) from operational activities, the most directly comparable IFRS measure to Operating Result for the years ended December 31, 2013, 2012 and 2011:

	For the years ended December 31.
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Income from operational activities	189,224,636	176,710,190	195,827,611
Add (Subtract):
Results derivative contracts	(2,390,493)	4,030,484	(2,459,262)
Marketable securities to fair value	107,914	(92,469)	227,034
Other	1,323,777	540,006	(777,830)
Exceptional Items (EI) (2)	2,989,329	-	(12,905,374)
Operating result before EI	191,255,163	181,188,211	179,912,179
Exceptional Items (EI) (2)	(2,989,329)	-	12,905,374
Operating result (3)	188,265,834	181,188,211	192,817,553

See definition of (2) and (3) in information as per operating segment.

Information per segments of joint ventures

The Company’s Management reviews the financial position and the operating results of all its joint ventures described in Note 19. The information that appears below relates to 100% joint ventures: Cervecería Austral S.A. (beer segment) and Foods Compañía de Alimentos CCU S.A. (foods segment), which represents the figures that have not been consolidated in the Company’s financial statements as joint ventures are accounted for under the equity method, as explained in Note 2.2.

The figures for each entity 100% of each in summary form are as follows:

	As of December 31, 2013			As of December 31, 2012			Al 31 de diciembre de 2011
	Viña Valles de Chile S.A. (1)	Cervecería Austral S.A.	Foods S.A.	Viña Valles de Chile S.A. (1)	Cervecería Austral S.A.	Foods S.A.	Viña Valles de Chile S.A. (1)	Cervecería Austral S.A.	Foods S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	-	7,949,500	23,312,230	-	6,633,014	20,529,548	5,249,831	6,742,979	18,963,856
Operating result	-	506,859	(268,040)	-	91,569	(413,580)	(1,611,372)	319,065	301,086
Net income for year	-	446,348	174,201	-	95,114	(449,925)	(1,251,395)	260,699	(381,620)
Capital expenditures	-	39,967	811,079	-	703,445	1,009,462	281,811	694,159	1,530,179
Depreciation and amortization	-	(366,308)	(1,050,432)	-	(358,850)	(922,112)	(625,161)	(312,912)	(659,743)
Current assets	-	3,491,797	10,118,422	-	3,159,893	8,364,951	-	3,010,585	7,912,917
Non-current assets	-	4,302,124	28,109,818	-	4,270,639	27,321,395	-	3,864,213	27,263,481
Current liabilities	-	1,588,759	11,796,719	-	1,582,482	9,709,334	-	1,120,721	9,109,055
Non-current liabilities	-	277,527	1,007,569	-	231,159	727,260	-	205,455	367,666

(1) See  Note 19.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 8 Business Combinations

a) Doña Aída S.A. and Don Enrique Pedro S.A.

Year 2010 and 2011 Acquisitions

On December 27, 2010, the following acquisitions of shares were executed through the subsidiary Compañía Industrial Cervecera S.A. (CICSA): (a) 71.456% of the shares and voting rights of Doña Aida S.A., which also owns 49.777% of Sáenz Briones & Cía. S.A.I.C. y C; (b) 71.467% of the shares and voting rights of Don Enrique Pedro S.A., which also owns 99.968% of Sidra La Victoria S.A., and (c) 0.4377% of the shares and voting rights of Sáenz Briones & Cía. S.A.I.C. y C., as a consequence CICSA became 50.215% owner of this last company.

On April 6, 2011, Compañía Industrial Cervecera S.A. (CICSA) made an additional purchase of shares of 14.272% of Doña Aída S.A. and 14.2667% of Don Enrique Pedro S.A. As a consequence, CICSA became the owner of 85.728% and 85.734%, respectively, of these subsidiaries.

Subsequently, on September 20, 2011, CICSA, acquired the remaining percentage of the equity rights of Doña Aída S.A. and Don Enrique Pedro S.A. As a consequence CICSA became the owner of 100% of those subsidiaries. During December 2011, CICSA sold 5% of Doña Aida S.A. and Don Enrique Pedro S.A to CCU Argentina.

The Company disbursed for these transaction a total amount of ThCh$ 9,157,728 (ThCh$ 3,023,219 in 2011 and
ThCh$ 6,134,509 in 2010).

At the date of issue of these consolidated financial statements, fair values of assets, liabilities and contingent liabilities have been determined resulting in goodwill and intangible assets (See Note 20 and 21).

During November 2013, CICSA increases its participation in Saenz Briones & Cía. S.A.I.C. from 0.4377% to 67.2095% due to debt capitalization.

b)   Marzurel S.A., Milotur S.A. and Coralina S.A. and Los Huemules S.R.L.

Year 2012 Acquisitions

b.1)  On September 13, 2012, the Company acquired 100% of stock, voting and economic rights of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies that develop the mineral waters and soft drinks business in that country.

         At December, 31 2012, the total amount of this transaction was ThCh$ 10,512,588 and was recorded under Other non-financial assets, due to the Company was in the process of assessing the fair values of this acquisition and the estimated impact of this process was not considered significant to the financial statement as of that date (See Note 18).

b.2)  On September 27, 2012, the Company, through the subsidiary Cervecera Kunstmann S.A., acquired 49% of rights of Los Huemules S.R.L. for ThCh$ 271,843. Los Huemules S.R.L. is an Argentinian company that specializes in gastronomic services.

c)   Manantial S.A.

Year 2012 Acquisitions

On December 24, 2012, the Company acquired 51% of the stock of Manantial S.A., a Chilean company that develops the business of purified water in large bottles at home and offices through the use of dispensers, business that is known internationally as HOD (Home and Office Delivery).

At December, 31 2012, the total amount of this transaction was ThCh$ 9,416,524 and was recorded under Other non-financial assets (Note 18).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Year 2013 Acquisitions

On June 7, 2013, the Company proceeded to pay outstanding balance of ThCh$ 1,781,909 related to the acquisition of Manantial S.A.

For the acquisition of the Uruguayan, Argentine and Chilean companies, the Company have been determined the fair values of the assets, liabilities and contingent liabilities, generating goodwill for an amount of ThCh$ 14,616,297, among others (Note 21).

d)   Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.

Year 2013 Acquisitions

During December 2013, the Company acquired 50.005% and 49.995% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company, participates in the beer distribution business, and production and marketing of non-alcoholic drinks, waters and nectars. The total amount of this transaction was ThCh$ 11,254,656 and was recorded under Other non-financial assets (Note 18).

At the date of issuance of these consolidated financial statements the Company is in the process of assessing the fair values of acquisitions above mentioned.

It is expected that the acquisition of these companies increases their productive capacities, through the expansion of their productive assets, growth in market share through the various brands market and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Domestic sales	1,102,834,492	980,795,179	877,824,070
Exports sales	94,392,018	94,894,715	91,726,601
Total	1,197,226,510	1,075,689,894	969,550,671

Note 10 Nature of cost and expense

Operational cost and expense grouped by natural classification are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Raw material cost	382,645,778	361,570,855	327,626,307
Materials and maintenance expense	32,596,344	27,740,998	25,709,929
Personal expense (1)	155,010,442	128,161,486	114,803,745
Transportation and distribution	184,417,248	154,488,838	123,422,050
Advertising and promotion expense	85,063,591	75,977,235	70,028,455
Lease expense	12,201,288	10,985,054	8,345,266
Energy expense	25,398,656	27,713,998	25,932,251
Depreciation and amortization	64,246,496	54,760,120	47,782,003
Other expenses	72,889,696	58,687,671	54,395,399
Total	1,014,469,539	900,086,255	798,045,405

(1)   See Note 31 Employee benefits.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 11 Financial results

The financial income composition for the year ended as of December 31, 2013, 2012 and 2011, is as follows:

	For the years ended as of December 31,
Financial Results	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Financial income	8,254,170	7,692,672	7,086,555
Financial cost	(24,084,226)	(17,054,879)	(14,410,911)
Foreign currency exchange differences	(4,292,119)	(1,002,839)	(1,078,604)
Result as per adjustment units	(1,801,765)	(5,057,807)	(6,728,451)
Total	(21,923,940)	(15,422,853)	(15,131,411)

Note 12 Other income by function

The detail of other income by function is as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	2,381,160	2,525,648	2,922,746
Lease expense	318,830	409,325	598,189
Others	2,808,873	2,649,599	4,501,871
Earthquake insurance compensation (1)	-	-	13,289,481
Total	5,508,863	5,584,572	21,312,287

(1)   Earthquake insurance compensation

        As of December 31, 2010 the insurance claim process related to the damages caused by the earthquake of February 27, 2010, was still on going. The final liquidator´s report and its subsequent ratification by the parties were pending.

        As of December 31, 2010, the recovery of ThCh$ 27,315,436 related to the recorded book value of assets damaged and expenses incurred was considered to be virtually certain under IAS 37 by the Company.

        Of this amount, ThCh$ 21,721,759 was received in cash from the insurance company at December 31, 2010 and reflected in cash flow from operating activities. Additionally, ThCh$ 5,593,677 was recorded as an account receivable based on a confirmation from the insurance company, amount that was collected in the year 2011, when the insurance claims process was completed. At the date of such final settlement the total amount of the book value of the damaged assets and expenses incurred was ThCh$ 30,188,980, receiving a total compensation for ThCh$ 43,617,835, of which ThCh$ 21,896,076 was received during the year 2011.

        As a result of it, a net positive effect of ThCh$ 13,289,481 was recorded in the Statement of Income during the year ended December 31, 2011. This result, which is an exceptional item one, includes compensation for the following:

1.     ThCh$ 8,481,854 as compensation for a)  the excess of net selling price over the cost basis for finished goods destroyed in the earthquake, and  b) business interruption.

2.     ThCh$ 4,807,627 as compensation for the excess of the replacement value over the cost basis for machinery and equipment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 13 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other gain and (loss)	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Results derivative contracts	2,390,493	(4,030,484)	2,459,262
Marketable securities to fair value	(107,914)	92,469	(227,034)
Other	(1,323,777)	(540,006)	777,830
Total	958,802	(4,478,021)	3,010,058

Note 14  Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Cash	16,242	11,015	136,754
Overnight deposits	883,299	1,119,358	308,625
Bank balances	29,614,669	44,411,396	22,955,522
Time deposits	282,628,752	9,454,130	100,723,260
Investments in mutual funds	503,838	-	104,926
Securities purchased under resale agreements	95,206,467	47,341,376	53,836,671
Total	408,853,267	102,337,275	178,065,758

The currency composition of cash and cash equivalents at December 31, 2013, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	6,446	-	42	-	1,217	8,537	-	16,242
Overnight deposits	-	-	883,299	-	-	-	-	883,299
Bank balances	24,559,899	-	695,292	1,718,676	1,730,671	545,378	364,753	29,614,669
Time deposits	282,628,752	-	-	-	-	-	-	282,628,752
Investments in mutual funds	503,838	-	-	-	-	-	-	503,838
Securities purchased under resale agreements	95,206,467	-	-	-	-	-	-	95,206,467
Total	402,905,402	-	1,578,633	1,718,676	1,731,888	553,915	364,753	408,853,267

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The currency composition of cash and cash equivalents at December 31, 2012, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,659	-	356	-	-	-	-	11,015
Overnight deposits	1,119,358	-	-	-	-	-	-	1,119,358
Bank balances	26,813,548	-	412,941	303,571	16,847,635	-	33,701	44,411,396
Time deposits	8,892,234	-	561,896	-	-	-	-	9,454,130
Securities purchased under resale agreements	47,341,376	-	-	-	-	-	-	47,341,376
Total	84,177,175	-	975,193	303,571	16,847,635	-	33,701	102,337,275

The currency composition of cash and cash equivalents at December 31, 2011, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	136,711	-	43	-	-	-	-	136,754
Overnight deposits	308,625	-	-	-	-	-	-	308,625
Bank balances	19,190,647	-	2,685,721	141,146	936,632	-	1,375	22,955,521
Time deposits	81,865,113	18,963,052	-	-	-	-	-	100,828,165
Investments in mutual funds	-	-	-	-	22	-	-	22
Securities purchased under resale agreements	53,836,671	-	-	-	-	-	-	53,836,671
Total	155,337,767	18,963,052	2,685,764	141,146	936,654	-	1,375	178,065,758

The total accumulated cash flows paid in business combinations are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Total paid for business acquisitions:
Amount paid by changes in the ownership shares in subsidiaries (1)	(5,627,425)	(12,521,899)	-
Amount paid in cash and cash equivalent for business acquisitions (2)	(14,566,278)	(19,521,964)	(3,257,272)
Other cash payments to acquire interests in joint ventures(3)	-	-	(2,456,489)
Total	(20,193,703)	(32,043,863)	(5,713,761)

(1)   Corresponds to additionally percentage of acquisition in VSPT (Note 1) in 2013 and 2012.

(2)   Corresponds to the purchase of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and a pay of outstanding balance related to the acquisition in Manantial S.A. and Compañía Pisquera Bauzá S.A. in 2013; Marzurel S.A, Milotur S.A. and Coralina S.A., Manantial in 2012 and Doña Aída S.A. and Don Enrique Pedro S.A. in 2011.

(3)   Corresponds to acquisitions of 49% of Compañía Pisquera Bauzá S.A.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 15 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Accounts receivables
Beer Chile	35,973,230	34,240,155
Non-alcoholic	34,125,732	27,386,073
Spirits	13,566,079	13,050,238
Total Chile reportable segment	83,665,041	74,676,466
CCU Argentina	35,932,691	43,837,015
Uruguay	4,058,840	-
Total Río de la Plata reportable segment	39,991,531	43,837,015
Wines	38,645,382	37,944,826
Total Wines reportable segment	38,645,382	37,944,826
Others (1)	39,682,847	38,353,266
Total Others reportable segment	39,682,847	38,353,266
Others accounts receivables	15,314,439	15,396,835
Impairment loss estimate	(5,795,193)	(5,637,538)
Total	211,504,047	204,570,870

(1)   Primarly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Chilean Peso	137,392,333	128,498,015
Argentine Peso	37,420,770	46,422,310
US Dollar	23,341,142	20,142,827
Euro	7,263,490	6,973,740
Unidad de Fomento	45,225	103,408
Uruguayan Pesos	3,856,106	-
Others currencies	2,184,981	2,430,570
Total	211,504,047	204,570,870

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The detail of the accounts receivable maturities as of December 31, 2013, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables
Beer Chile	35,973,230	32,472,687	2,488,512	168,643	307,389	535,999
Non-alcoholic	34,125,732	29,757,319	3,034,726	212,962	382,360	738,365
Spirits	13,566,079	12,531,580	796,222	65,002	56,639	116,636
Total Chile reportable segment	83,665,041	74,761,586	6,319,460	446,607	746,388	1,391,000
CCU Argentina	35,932,691	30,649,916	3,616,652	890,264	7,395	768,464
Uruguay	4,058,840	3,254,874	493,813	85,055	141,391	83,707
Total Río de la Plata reportable segment	39,991,531	33,904,790	4,110,465	975,319	148,786	852,171
Wines	38,645,382	33,201,043	4,134,689	814,425	288,308	206,917
Total Wines reportable segment	38,645,382	33,201,043	4,134,689	814,425	288,308	206,917
Others (1)	39,682,847	34,783,229	2,665,321	631,147	268,940	1,334,210
Total Others reportable segment	39,682,847	34,783,229	2,665,321	631,147	268,940	1,334,210
Others accounts receivables	15,314,439	14,787,403	416,358	110,678	-	-
Sub Total	217,299,240	191,438,051	17,646,293	2,978,176	1,452,422	3,784,298
Impairment loss estimate	(5,795,193)	-	(293,402)	(736,915)	(1,247,743)	(3,517,133)
Total	211,504,047	191,438,051	17,352,891	2,241,261	204,679	267,165

(1)   Primarly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The detail of the accounts receivable maturities as of December 31, 2012, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables
Beer Chile	34,240,155	31,761,325	1,561,732	300,944	366,185	249,969
Non-alcoholic	27,386,073	24,680,075	1,282,518	543,269	285,845	594,366
Spirits	13,050,238	11,698,262	1,079,484	54,392	55,135	162,965
Total Chile reportable segment	74,676,466	68,139,662	3,923,734	898,605	707,165	1,007,300
CCU Argentina	43,837,015	36,994,466	5,833,134	304,199	529,073	176,143
Total Río de la Plata reportable segment	43,837,015	36,994,466	5,833,134	304,199	529,073	176,143
Wines	37,944,826	32,384,595	4,347,028	804,473	205,511	203,219
Total Wines reportable segment	37,944,826	32,384,595	4,347,028	804,473	205,511	203,219
Others (1)	38,353,266	31,351,626	4,884,814	623,745	226,507	1,266,574
Total Others reportable segment	38,353,266	31,351,626	4,884,814	623,745	226,507	1,266,574
Others accounts receivables	15,396,835	15,396,835	-	-	-	-
Sub Total	210,208,408	184,267,184	18,988,710	2,631,022	1,668,256	2,653,236
Impairment loss estimate	(5,637,538)	-	(761,880)	(966,986)	(1,306,619)	(2,602,053)
Total	204,570,870	184,267,184	18,226,830	1,664,036	361,637	51,183

(1)     Primarly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The Company markets its products through retail, wholesale clients, chains and supermarkets. As of December 31, 2013, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 31% (29% in 2012) of the total accounts receivable.

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the accounts receivable balances. For this reason, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies. In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for, based on a case by case analysis.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Balance at the beginning of year	5,637,538	4,715,359
Impairment estimate for accounts receivable	1,018,454	2,012,996
Uncollectible accounts	(720,031)	(883,706)
Effect of translation into presentation currency	(140,768)	(207,111)
Total	5,795,193	5,637,538

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 16 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related companies, which are effected at arm’s length with respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related companies.

Balances and transactions with related companies consist of the following:

(1)  Business operations agreed upon in Chilean Pesos. Companies not under a current trade account agreement not accrue interest and have payment terms of 30 days.

(2)  Business operations agreed upon in Chilean Pesos. The remaining balance accrues interest at 90-days active bank rate (TAB) plus an annual spread. Interests is paid or charged against the trade current account.

(3)  Business operations in foreign currencies, not covered by a current trade account, that do not accrue interest and have payment terms of 30 days. Balances are presented at the closing exchange rate.

(4)  An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Begining February 28, 2007, and UF 9,995 payment on February 28, 2014.

(5)   An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limaría Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments due on May 31, 2018.

(6)  An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Comarca S.A. related to the payment of the access fee for the distribution of products. The pending amount is agreed at two quotes of UF 17,888. Maturities correspond to November 2, 2012 and December 2, 2013, respectively.

(7) Relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Fondo de inversion privado Mallorca, related to the acquisition of 49% of the associated Compañía Pisquera Bauzá S.A. pending amount corresponds to a single payment of UF 65,832 due on December 1, 2013.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related companies as of December 31, 2013 and 2012, is as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2013	As of December 31, 2012
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	188,278	177,100
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty collected	CLP	5,194	5,489
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Billed services	CLP	20,253	19,005
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of joint venture	Sales of products	CLP	224,650	674,851
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of joint venture	Leases cranes	CLP	1,481	970
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Sales of products	CLP	187,525	55,664
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Transport service	CLP	1,034,550	863,022
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(2)	Joint venture	Remittance send	CLP	6,335,472	4,929,610
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(2)	Joint venture	Interests	CLP	65,779	91,943
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(2)	Joint venture	Sale service	CLP	227,842	198,925
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Shared service	CLP	135,638	232,508
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Subsidary shareholders	Purchase advanced	CLP	57,625	753,305
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Subsidary shareholders	Sales of products	CLP	-	527,822
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(5)	Subsidary shareholders	Supply contract	U.F.	67,637	118,169
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Subsidary shareholders	Loan	U.F.	259,179	303,864
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidary shareholders	Sales of products	CLP	90,519	125,980
0-E	Heineken Brouwerijen B.V.	Netherland	(3)	Parent company related	Sales of products	USD	33,948	282,841
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Parent company related	Sales of products	CLP	6,046	2,992
97,004,000-5	Banco de Chile	Chile	(1)	Related to controller	Sales of products	CLP	167,704	130,031
79,903,790-4	Soc. Agrícola y Ganadera Río Negro Ltda.	Chile	(1)	Related to controller	Sales of products	CLP	-	62,927
91,021,000-9	Madeco S.A.	Chile	(1)	Related to controller	Sales of products	CLP	3,683	3,177
92,236,000-6	Watt's S.A.	Chile	(1)	Related to joint venture	Services	CLP	18,164	18,164
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to controller	Recaudation for division	CLP	-	33,631
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to controller	Billing services	CLP	6,015	-
90,081,000-8	Compañía Chilena de Fosforo S.A.	Chile	(1)	Subsidary shareholders	Sales of products	CLP	4,805	-
0-E	Bebidas del Paraguay S.A.	Paraguay	(1)	Subsidary	Sales of prodcuts	USD	468,318	-
Total							9,610,305	9,611,990

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2013	As of December 31, 2012
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(5)	Joint venture	Supply contract	U.F.	350,173	414,115
Total							350,173	414,115

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2013	As of December 31, 2012
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	288,652	696,707
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty paid	CLP	119,071	36,649
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of joint venture	Marketing services	CLP	37,171	52,134
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	574,402	445,799
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Trucker discounts	CLP	42,374	101,532
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	558,880	555,608
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Subsidary shareholders	Interests	CLP	-	2,556
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Subsidary shareholders	Purchase of products	CLP	1,089,590	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidary shareholders	Purchase of products	CLP	6,205	7,660
O-E	Heineken Brouwerijen B.V.	Netherland	(3)	Shareholder of the parent	License and technical assistance	Euros	3,721,131	4,746,235
76,718,803-5	Viña Tabalí S.A.	Chile	(1)	Related to controller	Recaudation for division	CLP	-	180,271
76,718,803-5	Viña Tabalí S.A.	Chile	(1)	Related to controller	Recaudation for customers	CLP	27,116	-
78,105,4607	Alimentos Nutrabien S.A.	Chile	(1)	Parent company related	Purchase of products	CLP	1,502	3,519
87,938,700-0	Agroproductos Bauza y Cía Ltda.	Chile	(1)	Related associate	Purchase of products	CLP	222	557,862
76,029,691-0	Comarca S.A.	Chile	(6)	Related subsidary	Access Fee	U.F.	-	408,575
84,898,000-5	Alusa S.A.	Chile	(1)	Related to controller	Purchase of products	CLP	468,675	195,701
97,004,000-5	Banco de Chile	Chile	(1)	Related to controller	Billing services	CLP	2,528	1,260
76,115,132-0	Canal 13 S.P.A.	Chile	(1)	Related to controller	Adversiting	CLP	278,460	6,659
96,689,310-9	Transbank S.A.	Chile	(1)	Related to controller	Comission of sale	CLP	54	4,902
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to controller	Purchase of products	CLP	280	7,477
96,908,430-9	Telefónica del Sur Servicios Intermedios S.A.	Chile	(1)	Parent company related	Telephony services	CLP	-	2,259
O-E	Amstel Brouwerijen BV	Netherland	(3)	Shareholder of the parent	License and technical assistance	Euros	69,660	-
99,505,690-9	Blue Two Chile S.A.	Chile	(1)	Parent company related	Telephony services	CLP	91	180
Total							7,286,064	8,013,545

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2013	As of December 31, 2012
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Subsidary shareholders	Purchase of products	CLP	-	6,521
76,029,691-0	Comarca S.A.	Chile	(6)	Related subsidary	Access Fee	U.F.	-	881,637
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	(7)	Related subsidary	Remaining amount of shares	U.F.	-	1,503,652
0-E	Bebidas del Paraguay S.A.	Paraguay	(3)	Subsidary	Distribution	USD	377,020	-
Total							377,020	2,391,810

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	For the years ended as of December 31,
					2013		2012		2011
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Heineken Brouwerijen B.V.	Netherland	Parent company related	Billed services	58,343	(58,343)	53,538	(53,538)	55,993	(55,993)
0-E	Heineken Brouwerijen B.V.	Netherland	Parent company related	Purchase of products	225,145	-	191,321	-	-	-
0-E	Heineken Brouwerijen B.V.	Netherland	Parent company related	Sales of products	244,804	93,026	917,456	345,633	1,206,474	458,460
0-E	Heineken Brouwerijen B.V.	Netherland	Parent company related	Licenses and technical assistance	6,990,715	(6,990,715)	7,733,364	(7,733,364)	2,042,868	(2,042,868)
0-E	Heineken Italia Spa	Italy	Parent company related	Adversiting	-	-	-	-	16,689	16,689
0-E	Heineken Italia Spa	Italy	Parent company related	Purchase of products	40,025	-	38,978	-	90,266	-
0-E	Amstel Brouwerijen BV	Netherland	Parent company related	Licenses and technical assistance	69,660	(69,660)	-	-	-	-
0-E	Nestle Waters Argentina S.A.	Argentina	Subsidary shareholders	Licenses and technical assinstance	1,350	(1,350)	45,564	(45,564)	30,497	(30,497)
0-E	Nestle Waters S.A.	Italy	Subsidary shareholders	Royalty paid	155,839	(155,839)	135,930	(135,930)	67,137	(67,137)
90,703,000-8	Nestle Chile S.A.	Chile	Subsidary shareholders	Dividends paid	2,442,310	-	3,253,214	-	2,829,774	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Subsidary shareholders	Sales of products	265,054	212,043	201,828	161,462	216,971	161,919
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Subsidary shareholders	Billed services	174,871	174,871	39,793	39,793	83,672	83,672
79,985,340-K	Cervecera Valdivia S.A.	Chile	Subsidary shareholders	Dividend paid	523,063	-	449,557	-	384,960	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidary of joint venture	Marketing services	208,191	(208,191)	182,773	(182,773)	147,493	(147,493)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidary of joint venture	Sales of products	1,998,700	819,468	1,310,486	537,299	1,338,141	548,638
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Subsidary shareholders	Loan	26,200	8,092	13,180	2,165	23,684	9,056
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Subsidary shareholders	Supply contract	67,784	12,456	34,169	5,614	-	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Subsidary shareholders	Purchase grape	8,251,401	-	5,521,250	-	4,922,212	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Subsidary shareholders	Dividens paid	774,087	-	772,631	-	740,121	-
90,081,000-8	Compañía Chilena de Fosforo S.A.	Chile	Subsidary shareholders	Dividens paid	1,134,431	-	1,998,104	-	3,000,006	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Parent company related	DIvidend paid	35,285,513	-	37,850,647	-	34,134,370	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Parent company related	Office rental	10,174	10,174	9,984	9,984	9,624	9,624
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	293,194	117,278	251,203	123,089	235,539	223,762
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty paid	340,706	(340,706)	258,836	(258,836)	216,856	(216,856)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty collected	47,265	47,265	47,436	47,436	192,628	192,628
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	2,703,252	-	2,171,939	-	2,293,195	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Billed services	205,076	205,076	189,029	189,029	-	-
97,004,000-5	Banco de Chile	Chile	Related the controller	Transport of securities	72,005	(72,005)	36,235	(36,235)	119,388	(119,388)
97,004,000-5	Banco de Chile	Chile	Related the controller	Sales of products	30,865	10,803	36,495	12,773	37,984	15,574
97,004,000-5	Banco de Chile	Chile	Related the controller	Derivatives	9,358,500	3,158	13,524,375	(42,668)	35,101,844	(87,148)
97,004,000-5	Banco de Chile	Chile	Related the controller	Investmentes	111,695,000	366,198	52,990,501	394,676	143,679,043	935,070
97,004,000-5	Banco de Chile	Chile	Related the controller	Interests	258,196	(258,196)	264,723	(264,723)	-	-
97,004,000-5	Banco de Chile	Chile	Related the controller	Leasing paid	140,033	(24,680)	355,095	(36,027)	343,386	(49,424)
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint venture at dec 2011	Billing services	-	-	-	-	157,332	-
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint venture at dec 2011	Sales of products	-	-	-	-	21,935	21,935
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint venture at dec 2011	Purchase of products	-	-	-	-	89,744	13,862
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint venture at dec 2011	Remittance paids	-	-	-	-	5,241,975	-
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint venture at dec 2011	Remittance received	-	-	-	-	2,722,942	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Interests	334,899	334,899	359,433	359,433	344,180	344,180
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Remittance paids	22,938,115	-	20,993,817	-	17,956,780	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Remittance received	24,353,351	-	20,846,549	-	19,770,757	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Billed services	4,901,800	4,901,800	3,734,008	3,734,008	3,227,744	3,227,744
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Purchase of products	345,267	(345,267)	276,500	(276,500)	68,058	(68,058)
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Consignation sales	13,523,940	-	12,178,770	-	10,302,926	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Sales of products	16,926	12,981	15,729	7,325	822	376
84,898,000-5	Alusa S.A.	Chile	Related the controller	Purchase of products	1,427,550	-	1,225,555	-	757,722	-
76,115,132-0	Canal 13 S.P.A.	Chile	Related the controller	Adversiting	4,397,642	(2,078,401)	3,980,772	(2,367,794)	3,004,581	(2,765,844)
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Parent company related	Pay services	-	-	-	-	8,491	(8,491)
99,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Parent company related	Investments	205,902,500	368,684	278,110,000	440,160	11,880,000	19,486
99,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Parent company related	Comissions	337,628	(337,628)	-	-	-	-
79,903,790-4	Soc. Agrícola y Ganadera Río Negro Ltda.	Chile	Related the controller	Purchase of products	162,772	-	1,427	-	-	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related the controller	Recaudation for division	-	-	243,728	-	1,753,549	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related the controller	Recaudation for division	-	-	-	-	1,127,054	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related the controller	Billed Services	47,440	47,440	94,644	94,644	83,878	83,878
76,029,691-0	Comarca S.A.	Chile	Related subsidary	Access fees	1,313,475	-	409,460	-	-	-
2,011,044-9	Lorenzo Bauza Alvarez	Chile	Related subsidary	Purchase of shares	-	-	-	-	15,421	-
76,024,758-8	Inversiones y Asesorías Monterroso Ltda.	Chile	Related subsidary	Purchase of shares	-	-	-	-	2,966	-
76,024,756-1	Inversiones y Asesorías El Salto Ltda.	Chile	Related subsidary	Purchase of shares	-	-	-	-	2,966	-
76,024,774-K	Inversiones y Asesorías La Abadesa Ltda.	Chile	Related subsidary	Purchase of shares	-	-	-	-	2,966	-
76,023,031-6	Inversiones y Asesorías Buena Esperanza Ltda.	Chile	Related subsidary	Purchase of shares	-	-	-	-	2,966	-
76,024,767-7	Inversiones y Asesorías Capital y Rentas Ltda.	Chile	Related subsidary	Purchase of shares	-	-	-	-	2,966	-
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	Related subsidary	Dividends paid	60,053	-	-	-	-	-
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	Related subsidary	Remaining amount of shares	1,529,715	-	-	-	1,437,410	-

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members,  each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 10, 2013, being elected Messrs. Andrónico Luksic Craig, Pablo Granifo Lavín, Carlos Molina Solís, John Nicolson, Manuel José Noguera Eyzaguirre, Philippe Pasquet, Francisco Pérez Mackenna, Jorge Luis Ramos Santos and Vittorio Corbo Lioi, who is independent, according to article 50 bis of Law Nº 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were designated at the Board of Directors´ meeting held on April 10, 2013. In the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is comprised of Directors Messrs. Pérez, Pasquet and Corbo.  Additionally, Messrs. Corbo and Pasquet were designated as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Ramos shall participate in the Audit Committee´s meetings as observers.

As agreed to at the Ordinary Shareholders´ Meeting referred to above, the Directors’ remuneration consists of a per diem for their attendance at each meeting of UF 100 per Director, and UF 200 for the Chairman, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2013. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ share shall be calculated over a maximum 50% of such profits.

Those Directors that are members of the Directors Committee receive a remuneration per diem of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Circular Letter N° 1956 of the SVS. On the other hand, Directors that are members of the Business Committee receive a remuneration per diem of UF 17, for each meeting they attend.  Directors that are members of the Audit Committee receive a monthly remuneration of UF 25.

According to the above, as of December 31, 2013, the Directors received ThCh$ 2,461,403 (ThCh$ 2,533,225 in 2012) in per diems and shares. In addition, ThCh$ 109.981 (ThCh$ 114,529 in 2012) were paid in compensation for gains sharing to the main executives of the Parent Company.

The following is the total remuneration received by the top officers of the Parent Company during the years ended as of December 31, 2013 and 2012:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Salaries	5,464,562	4,964,004
Employees’ short-term benefits	2,198,595	1,774,650
Employments termination benefits	129,229	223,734
Total	7,792,386	6,962,388

The Company grants annual discretionary and variable bonuses, to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 17 Inventories

The inventory balances were as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Finished products	39,817,511	41,370,659
In process products	4,416,816	1,554,265
Agricultural exploitation	6,130,652	6,708,096
Raw material	96,107,993	84,933,883
In transit raw material	2,864,938	3,943,443
Materials and products	5,034,630	4,654,938
Realizable net value estimate and obsolescence	(1,286,695)	(1,254,312)
Total	153,085,845	141,910,972

The Company wrote off a total of ThCh$ 1,495,381, ThCh$ 1,038,364 and ThCh$ 398,673 relating to inventory shrinkage and obsolescence for the year ended December 31, 2013, 2012 and 2011, respectively.

Additionally, an estimate for obsolescence inventories include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$	ThCh$
Initial balance	(1,254,312)	(1,873,003)	(1,174,334)
Inventories write-down estimation	(1,533,745)	(749,880)	(956,163)
Inventories recognised as an expense	-	-	(304,037)
Business combination effect	276	4,659	-
Inventories recognised as an expense	1,501,086	1,363,912	561,531
Total	(1,286,695)	(1,254,312)	(1,873,003)

As of December 31, 2013 and 2012, the Company does not have any inventory pledged as guarantee against financial obligations.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 18   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Insurance paid	2,437,657	2,215,419
Advertising	6,024,985	4,917,892
Advances to suppliers	13,613,214	9,490,281
Guarantees paid	236,244	209,874
Consumables	440,314	415,341
Dividends receivable	64,777	13,806
Recoverable taxes	1,434,219	1,141,762
Cost of subsidiaries acquired (1)	11,254,656	20,019,207
Other	1,270,443	1,192,193
Total	36,776,509	39,615,775
Current	21,495,398	16,376,293
Non current	15,281,111	23,239,482
Total	36,776,509	39,615,775

(1) See Note 8.

Note 19 Investments accounted for by the equity method

Joint ventures

As of December 31, 2013 and 2012, the Company recorded investments qualifying as joint venture, in accordance with IFRS 11.

The share value of the investments in joint ventures is as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	4,851,052	4,701,516
Foods Compañía de Alimentos CCU S.A. (2)	12,711,976	12,624,875
Total	17,563,028	17,326,391

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The results accrued in joint ventures are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	221,662	47,856	130,255
Foods Compañía de Alimentos CCU S.A.	87,100	(224,963)	(190,810)
Viña Valles de Chile S.A. (3)	-	-	(637,698)
Total	308,762	(177,107)	(698,253)

Changes in investments in joint ventures during such periods are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Balance at the beginning of year	17,326,391	17,518,920	24,913,262
Business combination effect (1)	-	-	(6,626,514)
Participation in the joint ventures (loss)	308,762	(177,107)	(698,253)
Dividends received	(66,949)	(14,966)	(69,899)
Other changes	(5,176)	(456)	324
Total	17,563,028	17,326,391	17,518,920

(1)  This amount relates to the acquisition of Viña Valles de Chile S.A., in which this company ceased to be a joint venture and became a subsidiary of VSPT.

Following are the significant matters regarding the investments accounted by the equity method:

(1) Cervecería Austral S.A.

A closed stock company that operates a beer manufacturing facility in the southern end of Chile, being the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A.

A closed stock company devoted to the production and marketing of food products such as like cookies and other baked goods, caramels, candy and cereal, among others.

(3) Viña Valles de Chile S.A.

A closed stock company devoted to the production of Premium wines of the Tabalí and Leyda vineyards.

On September 6, 2011, at the Board Meeting of Viña San Pedro Tarapacá S.A. (VSPT), it was agreed to divide Viña Valles de Chile S.A. (VDC) whose owners were VSPT and Agrícola y Ganadero Río Negro Limitada  (ARN), by equal parts. VDC had two major vineyards: Viña Tabalí and Viña Leyda, each located in unique valleys, prominent within the national wine industry and recognized internationally. Viña Tabalí has a winery and vineyards located in the Limarí Valley; and, Viña Leyda has vineyards and its operations in of Leyda Valley. Through this agreement, VSPT remains the 100% owner of Viña Leyda (whose net assets remain within VDC) and ARN remains the 100% owner of Viña Tabalí. This transaction concluded on December 29, 2011, through a stock swap contract, and therefore from this date VDC became a subsidiary of VSPT with a percentage of direct and indirect participation of a 100%. From the month of December, 2011, it is included in the consolidation of these Financial Statements.

The summarized financial information of these companies as of December 31, 2013 and 2012, appears in detail in Note 7.

The Company does not have any contingent liabilities related to joint ventures and associates as of December 31, 2013.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 20   Intangible Assets (net)

The intangible assets movement during the years ended as of December 31, 2012 and 2013 was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2012
Historic cost	56,066,010	16,909,883	704,968	519,200	74,200,061
Accumulated amortization	-	(11,806,537)	-	(129,801)	(11,936,338)
Book Value	56,066,010	5,103,346	704,968	389,399	62,263,723

As of December 31, 2012
Additions	5,105	2,246,204	181,178	169,664	2,602,151
Additions by business combination	403,805	-	-	-	403,805
Amortization	-	(1,313,253)	-	(245,989)	(1,559,242)
Conversion effect	-	32,849	-	-	32,849
Effect of conversion amortization	(2,636,012)	(148,984)	-	-	(2,784,996)
Foreign currency exchange differences	-	-	-	(26,252)	(26,252)
Book Value	53,838,908	5,920,162	886,146	286,822	60,932,038

As of December 31, 2012
Historic cost	53,838,908	19,007,103	886,146	649,620	74,381,777
Accumulated amortization	-	(13,086,941)	-	(362,798)	(13,449,739)
Book Value	53,838,908	5,920,162	886,146	286,822	60,932,038

As of December 31, 2013
Additions	-	2,364,684	-	377,020	2,741,704
Additions by business combination	4,100,212	3,826	39,210	-	4,143,248
Divestitures (cost)	-	(2,083,146)	-	-	(2,083,146)
Divestitures (amortization)	-	2,083,146	-	-	2,083,146
Amortization	-	(1,643,424)	-	(174,696)	(1,818,120)
Effect of conversion amortization	-	47,162	-	497	47,659
Conversion effect	(1,851,072)	(132,765)	-	(29,803)	(2,013,640)
Foreign currency exchange differences	-	-	-	1,042	1,042
Book Value	56,088,048	6,559,645	925,356	460,882	64,033,931

As of December 31, 2013
Historic cost	56,088,048	19,199,598	925,356	1,024,457	77,237,459
Accumulated amortization	-	(12,639,953)	-	(563,575)	(13,203,528)
Book Value	56,088,048	6,559,645	925,356	460,882	64,033,931

There are no restriction or any pledge against on intangible assets.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The detail of the Trademarks appears below:

Segment	Cash Generating Unit	As of December 31, 2013	As of December 31, 2012
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A. and subsidaries	19,280,007	18,114,007
	Compañía Pisquera de Chile S.A.	4,630,114	4,630,114
	Compañía Cerveceria Kunstmann S.A.	286,518	286,519
	Subtotal	24,196,639	23,030,640
Río de la Plata	CCU Argentina S.A. and subsidiaries	9,115,987	11,059,196
	Marzurel S.A., Coralina S.A. and Milotur S.A.	3,028,478	-
	Subtotal	12,144,465	11,059,196
Wines	Viña San Pedro Tarapacá S.A.	19,746,944	19,749,072
	Subtotal	19,746,944	19,749,072
Total		56,088,048	53,838,908

Management has not identified any evidence of impairment of intangible assets. Respect to trademarks with indefinite useful life, used the same methodology which is designated in Note 21.

Note 21 Goodwill

The goodwill movements during the years ended as of December 31, 2012 and 2013 was as follows:

Goodwill
ThCh$
As of January 1 2012
Historic cost	73,816,817
Book Value	73,816,817

As of December 31, 2012
Conversion effect	(3,761,448)
Book Value	70,055,369

As of December 31, 2012
Historic cost	70,055,369
Book Value	70,055,369

As of December 31, 2013
Additions by business combintation	14,616,297
Conversion effect	(2,798,819)
Book Value	81,872,847

As of December 31, 2013
Historic cost	81,872,847
Book Value	81,872,847

There are no restrictions or pledges against on goodwill.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Segment	Cash Generating Unit	As of December 31, 2013	As of December 31, 2012
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	9,083,766	9,083,766
	Manantial S.A.	8,879,245	-
	Compañía Pisquera de Chile S.A.	12,664,795	12,664,795
	Los Huemules S.R.L.	47,443	-
	Subtotal	30,675,249	21,748,561
Río de la Plata	CCU Argentina S.A. and subsidiaries	13,107,723	15,906,542
	Marzurel S.A., Coralina S.A. and Milotur S.A.	5,689,609	-
	Subtotal	18,797,332	15,906,542
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
	Subtotal	32,400,266	32,400,266
Total		81,872,847	70,055,369

Goodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Management for the same term. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The discount rates used range from a 9.4% to 14.7%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

The Company has not identified any evidence of impairment of goodwill

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 22 Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2012 and 2013, is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2012
Historic cost	389,954,196	314,689,832	218,150,451	81,945,267	68,585,886	40,107,349	1,113,432,981
Accumulated depreciation	(104,217,805)	(207,366,274)	(153,567,302)	(62,294,696)	-	(29,037,794)	(556,483,871)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110

As of December 31, 2012
Additions	-	-	-	-	121,137,075	-	121,137,075
Transfers	49,887,286	30,216,194	21,083,821	10,471,882	(120,193,483)	8,534,300	-
Conversion effect historic cost	(5,810,365)	(7,712,101)	(5,090,326)	(2,008,854)	(270,283)	(313,338)	(21,205,267)
Write off (cost)	(71,137)	(1,107,960)	(32,227,938)	(580,359)	-	(302,267)	(34,289,661)
Write off (depreciation)	48,956	945,234	31,727,772	111,977	-	281,107	33,115,046
Depreciation	(11,261,939)	(15,940,607)	(14,186,201)	(4,797,347)	-	(4,862,452)	(51,048,546)
Conversion effect depreciation	627,942	3,083,294	1,921,757	1,318,908	-	256,184	7,208,085
Others increase (decreased	(64,038)	(160,944)	(198)	-	505,291	(8,449)	271,662
Divestitures (cost)	(53,503)	(60,643)	(60,288,170)	(99,728)	-	(276,675)	(60,778,719)
Divestitures (depreciation)	41,226	78,566	60,297,753	356,927	-	195,404	60,969,876
Book Value	319,080,819	116,664,591	67,821,419	24,423,977	69,764,486	14,573,369	612,328,661

As of December 31, 2012
Historic cost	432,775,457	326,588,382	136,425,774	89,315,579	69,764,486	46,695,394	1,101,565,072
Accumulated depreciation	(113,694,638)	(209,923,791)	(68,604,355)	(64,891,602)	-	(32,122,025)	(489,236,411)
Book Value	319,080,819	116,664,591	67,821,419	24,423,977	69,764,486	14,573,369	612,328,661

As of December 31, 2013
Additions	-	-	-	-	126,936,889	-	126,936,889
Additions of historic cost by business combintation	9,508,826	4,705,515	2,596,541	1,240,456	(667,055)	925,057	18,309,340
Additions of acumulated depreciation by business combintation	(343,596)	(1,425,710)	(1,382,700)	(556,672)	-	(504,529)	(4,213,207)
Transfers	31,377,878	33,449,473	27,408,964	10,772,291	(107,022,783)	4,014,177	-
Conversion effect historic cost	(4,639,869)	(6,646,895)	(5,573,110)	(2,063,872)	(1,519,083)	(239,855)	(20,682,684)
Write off (cost)	(305,532)	(2,977,948)	(1,158,045)	(564,261)	-	(543,730)	(5,549,516)
Write off (depreciation)	-	2,962,066	1,154,048	563,071	-	401,674	5,080,859
Depreciation	(11,847,858)	(16,002,734)	(17,651,783)	(6,064,360)	-	(5,680,609)	(57,247,344)
Conversion effect depreciation	582,674	2,969,134	2,051,084	1,267,746	-	211,925	7,082,563
Transfers to Investment Property (cost)	(1,459,953)	-	-	-	-	-	(1,459,953)
Transfers to Investment Property (depreciation)	542,013	-	-	-	-	-	542,013
Others increase (decreased	(41,941)	(123,845)	(6,965)	-	498,237	(21,347)	304,139
Divestitures (cost)	(887,734)	(1,606,975)	(273,849)	(1,186,069)	-	(3,488,317)	(7,442,944)
Divestitures (depreciation)	603,068	1,593,986	213,908	1,179,515	-	3,415,128	7,005,605
Book Value	342,168,795	133,560,658	75,199,512	29,011,822	87,990,691	13,062,943	680,994,421

As of December 31, 2013
Historic cost	465,714,737	354,953,101	161,171,873	97,514,125	84,020,263	46,778,515	1,210,152,614
Accumulated depreciation	(123,545,942)	(221,392,443)	(85,972,361)	(68,502,303)	3,970,428	(33,715,572)	(529,158,193)
Book Value	342,168,795	133,560,658	75,199,512	29,011,822	87,990,691	13,062,943	680,994,421

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The balance of the land at the end of each year is as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Land	162,013,374	159,540,967
Total	162,013,374	159,540,967

Capitalized interest as of December 31, 2013, amount to ThCh$ 1,190,770 (ThCh$ 109,533 in 2012).

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain pledges or restrictions over property, plant and equipment items, except for the land and building under finance lease.

Management has not seen any evidence of impairment of Property, plant and equipment in 2013.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the Parent Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Land	2,234,946	2,334,256
Buildings	9,667,010	9,879,018
Machinery and equipment	2,463,088	938,508
Total	14,365,044	13,151,782

Note 27, letter b)  includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A., Compañía Cervecera Kunstmann S.A. and Manantial S.A.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 23 Investment Property

Changes in the movement of the investment property during the years ended of December 31, 2012 and 2013 is as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2012
Historic cost	7,059,899	713,568	7,773,467
Depreciation	-	(52,892)	(52,892)
Book Value	7,059,899	660,676	7,720,575

As of December 31, 2012
Additions	-	16,874	16,874
Divestitures	(417,977)	-	(417,977)
Depreciation	-	(41,546)	(41,546)
Conversion effect	(602,927)	(114,953)	(717,880)
Book Value	6,038,995	521,051	6,560,046

As of December 31, 2012
Historic cost	6,038,995	608,015	6,647,010
Depreciation	-	(86,964)	(86,964)
Book Value	6,038,995	521,051	6,560,046

As of December 31, 2013
Transfers from PPE (cost)	-	1,459,954	1,459,954
Transfers from PPE (acumuleted depreciation)	-	(542,013)	(542,013)
Depreciation	-	(46,257)	(46,257)
Convertion effect (depreciation)	(448,626)	(94,764)	(543,390)
Conversion effect	-	13,121	13,121
Book Value	5,590,369	1,311,092	6,901,461

As of December 31, 2013
Historic cost	5,590,369	1,964,783	7,555,152
Depreciation	-	(653,691)	(653,691)
Book Value	5,590,369	1,311,092	6,901,461

Investment property includes nineteen lands properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with three of them being leased and generating ThCh$ 110,333 revenue during year 2013 (ThCh$ 4,071 in 2012). Additionally, there are three lands in Argentina, which are leased and generated an income for ThCh$ 134,103 for year 2013 (ThCh$ 141,292 in 2012). In addition, the expenses associated with such investment properties amount to ThCh$ 161,915 for the year ended as of December 31, 2013 (ThCh$ 139,190  in 2012).

The values associated to the investment properties maintained by the Company are valued at market value for properties with the same characteristics.

Management has not seen any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 24 Assets of disposal group held for sale

During the last quarter of 2009, the Board of Tamarí S.A. (merged with Finca la Celia S.A. as of April 1, 2011) authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia, generating significant synergies for the Group.

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets, which expected to occur during 2014.

As described in Note 2.17, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2013.

At December 31, 2013 and 2012, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Land	83,824	101,686
Contructions	154,242	187,110
Machinerys	101,835	123,536
Total	339,901	412,332

Note 25 Biological Assets

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land.

The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2013, the Company maintained approximately 4,362, of which 3,706 hectares are for vines in production stage. Of the total hectares mentioned above, 3,391 correspond to own land and 315 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2013, the production plant vines yield approximately 54.1 million kilos of grapes (49.1 million kilos of grapes in 2012).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

For production vines depreciation is carried out on a linear basis and it is based on the 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs incurred for acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, the basis that management considers that it represents a reasonable approximation to fair value.

There is no evidence of impairment on the biological assets held by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The movement of biological assets during the years ended December 31, 2012 and 2013 is as follows:

Biological Assets	Under Production Vines	Training vines	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2012
Historic cost	27,199,489	2,527,420	29,726,909
Accumulated depreciation	(11,406,361)	-	(11,406,361)
Book Value	15,793,128	2,527,420	18,320,548

As of December 31, 2012
Additions	-	1,276,099	1,276,099
Transfers	2,150,541	(2,150,541)	-
Historic cost conversion effects	(218,127)	262	(217,865)
Divestitures (Cost)	(762,000)	-	(762,000)
Divestitures (Depreciation)	505,134	-	505,134
Depreciation	(1,100,077)	-	(1,100,077)
Depreciation conversion effect	83,374	-	83,374
Book Value	16,451,973	1,653,240	18,105,213

As of December 31, 2012
Historic cost	28,369,903	1,653,240	30,023,143
Accumulated depreciation	(11,917,930)	-	(11,917,930)
Book Value	16,451,973	1,653,240	18,105,213

As of December 31, 2013
Additions	-	927,115	927,115
Transfers	770,597	(770,597)	-
Historic cost conversion effects	(135,973)	-	(135,973)
Depreciation	(1,155,197)	-	(1,155,197)
Depreciation conversion effect	68,987	-	68,987
Divestitures (cost)	(340,230)	-	(340,230)
Divestitures (depreciation)	192,093	-	192,093
Book Value	15,852,250	1,809,758	17,662,008

As of December 31, 2013
Historic cost	28,664,297	1,809,758	30,474,055
Accumulated depreciation	(12,812,047)	-	(12,812,047)
Book Value	15,852,250	1,809,758	17,662,008

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 26 Income taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Refundable tax previous year	103,186	695,685
Taxes under claim	2,288,108	6,766,969
Argentinean tax credits	3,652,539	2,461,371
Monthly provisions	1,299,344	7,492,831
Payment of absorbed profit provision	-	33,037
Other credits	1,796,229	1,837,937
Total	9,139,406	19,287,830

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Chilean income taxes	8,848,026	3,580,692
Monthly provisional payments	1,539,101	2,909,521
Chilean unique taxes	114,060	65,343
Estimated Argentine minimum gain subsidiaries taxes	415,678	495,328
Other	-	45,838
Total	10,916,865	7,096,722

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2013, 2012 and 2011, is as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	101,216	(8,752,061)	(5,348,630)
Prior year adjustments (2)	7,857,107	165,671	(598,915)
Effect of change in tax rates (1)	-	(5,265,298)	647,857
Tax benefits (loss)	(2,225,971)	2,590,142	(168,424)
Total deferred tax expense	5,732,352	(11,261,546)	(5,468,112)
Current tax expense	(35,137,106)	(25,317,317)	(33,995,595)
Prior period adjustments (2)	(5,300,153)	(554,467)	(5,732,039)
(Loss) Income from income tax	(34,704,907)	(37,133,330)	(45,195,746)

(1) This concept is related to a change in tax rate, based on a modified tax law in Chile. This change in tax rate, which was initially a temporary measure, raised the rate from 17% to 20% for the year 2011 and 18.5% for the year 2012, returning to 17% in 2013. Subsequently, on September 27, 2012, Law N° 20,630, so-called Tax Reform was published, which made permanent the tax rate change from 17% to 20% for First Category Tax beginning in 2012, generating a charge to deferred income tax of ThCh$ 5,265,298. This charge includes ThCh$ 2,512,683 related to deferred tax of the revaluation of land, upon implementation of IFRS, whose origin was adjusted in Equity under Retained earnings. According to instructions from the SVS in its Ordinary Office N° 26160, dated November 7, 2012, in response to our submission dated October 31, 2012, this amount was charged to the result of 2012.

(2) Mainly related to a one-time effect caused by a deferred tax provision reversal related to deposits for returns of bottles and containers provision. At December 31, 2011, this amount includes ThCh$ 4,273,112 related to a final settlement of tax (See Note 35).

The deferred taxes related to items charged or credited directly to Consolidated Statement of Comprehensive Income are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(51,304)	189,525	42,580
Actuarial gains and losses deriving from defined benefit plans	105,151	-	-
Charge to equity	53,847	189,525	42,580

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Effective Rate

The Company’s income tax expense as of December 31, 2013, 2012 and 2011 represents 20.7%, 23.1 and 25.1%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2013		2012		2011
	ThCh$	Rate	ThCh$	Rate	ThCh$	Rate
Income before taxes	167,609,458	-	161,110,230	-	179,997,947	-
Income tax using the statutory rate	(33,521,892)	20.0	(32,222,046)	20.0	(35,999,589)	20.0
Adjustments to reach the effective rate
Tax effects reorganizations	-	-	-	-	94,319	(0.1)
Income not taxable (non-deductible expenses) net	(1,307,033)	0.7	3,886,184	(2.4)	(622,887)	0.4
Effect of change in tax rate	-	-	(5,265,298)	3.3	647,857	(0.4)
Effect of tax rates in Argentina and Uruguay	(2,432,936)	1.5	(3,143,374)	2.0	(2,984,492)	1.7
Prior year adjustments	2,556,954	(1.5)	(388,796)	0.2	(6,330,954)	3.5
Income tax, as reported	(34,704,907)	20.7	(37,133,330)	23.1	(45,195,746)	25.1

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	1,176,765	1,193,280
Employee benefits and other non taxable expenses	4,399,300	3,888,543
Inventory impairment provision	300,166	242,161
Severance indemnity	3,440,514	2,682,314
Inventory valuation	2,445,158	1,808,015
Derivative agreements	65	148,039
Amortization of intangibles	932,056	1,223,554
Other assets	6,119,299	4,671,004
Tax loss carryforwards	5,712,038	7,938,009
Total assets from deferred taxes	24,525,361	23,794,919

Deferred taxes liabilities
Fixed assets depreciation	32,736,097	32,834,507
Deposit for bottles and containers	429,698	4,486,052
Capitalized software expense	1,189,887	1,010,358
Agricultural operation expense	3,262,103	2,992,253
Derivative agreements	-	34,954
Manufacturing indirect activation costs	2,459,863	2,768,651
Intangibles	7,379,376	7,056,912
Land	25,124,736	25,004,586
Other liabilities	451,654	569,739
Total liabilities from deferred taxes	73,033,414	76,758,012
Total	(48,508,053)	(52,963,093)

No deferred taxes have been recorded for the temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the Translation Adjustments or investments in Joint Ventures.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Analisys of the deferred tax movement during the year	Deferred Taxes
As of January 1, 2012	(41,111,913)
Deferred taxes for business combination	(2,262,071)
Deferred taxes from tax loss carryforwards absortion	(11,261,415)
Conversion effect	1,447,799
Deferred taxes against equity	189,525
Other deferred movements taxes	34,982
Charge	(11,851,180)
As of December 31, 2012	(52,963,093)

As of January 1, 2013
Deferred taxes for business combination	(1,824,913)
Deferred taxes from tax loss carryforwards absortion	5,732,352
Conversion effect	420,582
Deferred taxes against equity	53,847
Other deferred movements taxes	73,172
Charge	4,455,040
As of December 31, 2013	(48,508,053)

Note 27 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classification in the consolidated balance sheet are as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Bank borrowings (*)	80,971,892	81,963,852
Bonds payable (*)	153,032,487	152,835,990
Financial leases obligations (*)	16,932,430	16,479,152
Deposits for return of bottles and containers	11,451,873	11,861,158
Derivatives (**)	661,473	495,012
Liability coverage (**)	201,063	361,838
Total	263,251,218	263,997,002
Current	120,488,188	54,874,267
Non current	142,763,030	209,122,735
Total	263,251,218	263,997,002

(*)  See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The maturities and interest rates of such obligations are as follows:

As of December 31, 2013:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Santander Rio	Argentina	USD	474,529	-	-	-	-	474,529	At maturity	2.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Santander Rio	Argentina	USD	105,450	-	-	-	-	105,450	At maturity	2.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Supervielle	Argentina	USD	-	131,486	-	-	-	131,486	At maturity	3.75
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Supervielle	Argentina	USD	-	26,351	-	-	-	26,351	At maturity	2.75
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Supervielle	Argentina	USD	-	105,167	-	-	-	105,167	At maturity	2.75
O-E	Finca La Celia S.A.	Argentina	O-E	Fondo para la Transformación y Crec.	Argentina	$ARG	-	4,662	2,828	-	-	7,490	Semestral	6.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	772,294	-	-	-	-	772,294	At maturity	26.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	196,226	-	-	-	-	196,226	At maturity	24.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	178,430	-	-	-	-	178,430	At maturity	26.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	72,218	-	-	-	-	72,218	At maturity	24.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	184,282	-	-	-	-	184,282	At maturity	24.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	-	12,883	14,627	14,627	-	42,137	At maturity	15.25
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	65,968	-	-	-	-	65,968	At maturity	26.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	33,585	-	-	-	-	33,585	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	33,444	-	-	-	-	33,444	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	33,444	-	-	-	-	33,444	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco BBVA	Argentina	$ARG	375,229	-	-	-	-	375,229	At maturity	22.75
91,041,000-8	Viña San Pedro De Tarapaca S.A. (1)	Chile	97,004,000-5	Banco de Chile	Chile	USD	20,846	-	2,327,223	-	-	2,348,069	At maturity	1.86
91,041,000-8	Viña San Pedro De Tarapaca S.A. (2)	Chile	97,004,000-5	Banco de Chile	Chile	USD	47,971	-	5,246,100	-	-	5,294,071	At maturity	1.87
91,041,000-8	Viña San Pedro De Tarapaca S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	USD	-	4,198,419	-	-	-	4,198,419	At maturity	0.88
91,041,000-8	Viña San Pedro De Tarapaca S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	EUR	-	4,492,063	-	-	-	4,492,063	At maturity	0.75
91,041,000-8	Viña San Pedro De Tarapaca S.A. (2)	Chile	97,018,000-1	Scotiabank	Chile	USD	1,097	-	4,196,880	-	-	4,197,977	At maturity	1.18
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	520,292	-	-	-	520,292	At maturity	5.84
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	624,350	-	-	-	624,350	At maturity	5.84
99,586,280-8	Compañía Pisquera De Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	471,136	-	-	15,900,089	-	16,371,225	At maturity	6.86
O-E	Compañía Industrial Cervecera S.A	Argentina	O-E	Banco BBVA	Argentina	$ARG	1,679,820	3,352,055	8,380,136	-	-	13,412,011	Monthly	15.00
O-E	Compañía Industrial Cervecera S.A	Argentina	O-E	Banco BNA	Argentina	$ARG	255,326	1,522,014	3,044,028	3,044,028	3,044,028	10,909,424	Monthly	15.00
O-E	Compañía Industrial Cervecera S.A	Argentina	O-E	Banco Macro	Argentina	$ARG	59,417	89,388	536,329	111,735	-	796,869	Monthly	15.25
O-E	Compañía Industrial Cervecera S.A	Argentina	O-E	Banco Citibank	Argentina	$ARG	-	6,144,870	-	-	-	6,144,870	At maturity	21.60
O-E	Compañía Industrial Cervecera S.A	Argentina	O-E	Banco Hipotecario	Argentina	$ARG	-	1,641,872	-	-	-	1,641,872	At maturity	22.00
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco Hipotecario	Argentina	$ARG	-	409,118	-	-	-	409,118	At maturity	22.00
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco HSBC	Argentina	$ARG	80,449	-	-	-	-	80,449	At maturity	17.00
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco HSBC	Argentina	$ARG	-	60,314	-	-	-	60,314	At maturity	20.00
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco Citibank	Argentina	$ARG	-	108,329	628,800	-	-	737,129	At maturity	15.25
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco BBVA	Argentina	$ARG	479,195	-	-	-	-	479,195	At maturity	21.75
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	405,519	-	-	-	-	405,519	At maturity	31.00
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco Hipotecario	Argentina	$ARG	-	1,233,671	-	-	-	1,233,671	At maturity	22.00
O-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	USD	1,595	-	-	-	-	1,595	Monthly	6.50
O-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	USD	17,251	53,159	145,959	-	-	216,369	Monthly	5.00
O-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	135,213	-	-	-	-	135,213	Monthly	17.30
O-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	271,453	-	-	-	-	271,453	At maturity	10.00
O-E	Milotur S.A.	Uruguay	O-E	Banco Citibank	Argentina	UYU	516,074	-	-	-	-	516,074	At maturity	14.50
O-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	524,597	-	-	-	-	524,597	At maturity	17.30
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e inversiones	Chile	CLP	5,925	10,216	-	-	-	16,141	Monthly	9.84
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	1,497	4,165	5,000	-	-	10,662	Monthly	9.12
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	1,785	-	-	-	-	1,785	Monthly	12.12
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,000	57,000	152,000	95,000	-	323,000	Monthly	7.60
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	5,361	16,739	21,797	-	-	43,897	Monthly	7.56
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	41,462	96,942	220,977	-	-	359,381	Monthly	6.52
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	8,490	26,474	15,352	-	-	50,316	Monthly	7.32
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	6,823	21,303	27,743	-	-	55,869	Monthly	7.56
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	20,603	63,930	178,709	-	-	263,242	Monthly	6.66
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	12,364	38,110	108,570	104,095	-	263,139	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	6,864	21,256	61,120	68,302	18,297	175,839	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	5,659	17,488	50,228	13,433	-	86,808	Monthly	5.36
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	USD	26,731	-	-	-	-	26,731	Monthly	2.00
Sub-total							7,958,478	25,235,374	25,364,406	19,351,309	3,062,325	80,971,892

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

						Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91,041,000-8	Viña San Pedro De Tarapaca S.A.	Chile	415 13/06/2005 BONO SERIE A	Chile	UF	610,793	428,096	1,726,876	1,730,745	5,830,231	10,326,741	Semiannual	3.80
90,413,00-1	CCU S.A.	Chile	388 18/10/2004 BONO SERIE E	Chile	UF	-	2,309,671	4,470,092	4,505,563	13,958,093	25,243,419	Semiannual	4.00
90,413,00-1	CCU S.A.	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	575,064	-	-	-	46,378,801	46,953,865	Semiannual	4.25
90,413,00-1	CCU S.A.	Chile	572 23/03/2009 BONO SERIE I	Chile	UF	70,508,462	-	-	-	-	70,508,462	At maturity	3.00
Sub-total						71,694,319	2,737,767	6,196,968	6,236,308	66,167,125	153,032,487

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
90,413,000-1	CCU S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	20,266	62,917	105,060	103,461	15,329,071	15,620,775	Monthly	7.07
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	34,772	90,112	193,188	11,641	-	329,713	Monthly	6.43
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	19,817	60,727	171,693	178,764	-	431,001	Monthly	4.33
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	17,486	-	-	-	-	17,486	Monthly	7.20
76,077,848-6	Cervecera Belga De La Patagonia S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	1,168	3,615	10,512	11,911	5,420	32,626	Monthly	6.27
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	UF	12,343	8,523	1,955	-	-	22,821	Monthly	6.30
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,069	47,893	48,694	-	-	113,656	Monthly	6.07
96,711,590-8	Manantial S.A.	Chile	97,053,000-5	Banco Security	Chile	UF	31,202	93,739	128,056	-	-	252,997	Monthly	6.78
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	UF	848	896	-	-	-	1,744	Monthly	22.31
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	5,087	9,832	-	-	-	14,919	Monthly	12.62
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	17,603	40,651	20,513	-	-	78,767	Monthly	16.04
96,711,590-8	Manantial S.A.	Chile	97,053,000-5	Banco Security	Chile	UF	4,243	11,682	-	-	-	15,925	Monthly	6.99
Sub-total							181,904	430,587	679,671	305,777	15,334,491	16,932,430

Total							79,834,701	28,403,728	32,241,045	25,893,394	84,563,941	250,936,809

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Interest Rate Swap (Note 6).

.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

As of December 31, 2012:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	USD	-	579,621	-	-	-	579,621	At maturity	7.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Supervielle	Argentina	USD	-	122,591	-	-	-	122,591	At maturity	7.25
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Santander Rio	Argentina	USD	122,597	-	-	-	-	122,597	At maturity	6.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Santander Rio	Argentina	USD	122,597	-	-	-	-	122,597	At maturity	6.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Santander Rio	Argentina	USD	97,383	-	-	-	-	97,383	At maturity	5.75
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Supervielle	Argentina	USD	-	119,990	-	-	-	119,990	At maturity	7.75
O-E	Finca La Celia S.A.	Argentina	O-E	Fondo para la Transformación y Crec.	Argentina	$ARG	-	5,713	9,149	-	-	14,862	Semiannual	6.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	229,645	-	-	-	-	229,645	At maturity	17.75
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	233,071	-	-	-	-	233,071	At maturity	18.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	232,938	-	-	-	-	232,938	At maturity	18.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	232,736	-	-	-	-	232,736	At maturity	18.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	46,092	-	-	-	-	46,092	At maturity	15.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,458	-	-	-	-	45,458	At maturity	15.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	46,302	-	-	-	-	46,302	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,994	-	-	-	-	45,994	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,598	-	-	-	-	45,598	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,500	-	-	-	-	45,500	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,744	-	-	-	-	45,744	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,376	-	-	-	-	45,376	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,376	-	-	-	-	45,376	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,583	-	-	-	-	45,583	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Industrial	Argentina	$ARG	-	131,535	-	-	-	131,535	At maturity	22.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco BBVA	Argentina	$ARG	303,385	-	-	-	-	303,385	At maturity	7.00
91,041,000-8	Viña San Pedro Tarapacá (1)	Chile	97,004,000-5	Banco de Chile	Chile	USD	22,453	-	-	2,129,151	-	2,151,604	At maturity	2.19
91,041,000-8	Viña San Pedro Tarapacá (2)	Chile	97,004,000-5	Banco de Chile	Chile	USD	51,245	-	-	4,799,600	-	4,850,845	At maturity	2.20
91,041,000-8	Viña San Pedro Tarapacá (1)	Chile	97,018,000-1	Scotiabank	Chile	USD	-	1,871,695	-	-	-	1,871,695	At maturity	1.47
91,041,000-8	Viña San Pedro Tarapacá	Chile	97,018,000-1	Scotiabank	Chile	USD	-	5,282,264	-	-	-	5,282,264	At maturity	1.42
91,041,000-8	Viña San Pedro Tarapacá	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	3,004,800	-	-	-	-	3,004,800	At maturity	5.76
96,981,310-6	Viña San Pedro Tarapacá	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,001,600	-	-	-	-	1,001,600	At maturity	5.76
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco Citibank	Chile	$ARG	2,216,090	-	-	-	-	2,216,090	At maturity	14.00
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco Itaú	Chile	$ARG	689,925	-	-	-	-	689,925	At maturity	17.50
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco Patagonia	Chile	$ARG	2,184,829	-	-	-	-	2,184,829	At maturity	15.00
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco Hipotecario	Chile	$ARG	1,946,559	-	-	-	-	1,946,559	At maturity	15.00
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco Santander Rio	Chile	$ARG	4,090	-	-	-	-	4,090	At maturity	15.00
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco BBVA	Argentina	$ARG	6,591,095	-	-	-	-	6,591,095	At maturity	16.50
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco HSBC	Argentina	$ARG	2,455,725	-	-	-	-	2,455,725	At maturity	16.50
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco BBVA	Argentina	$ARG	-	1,977,222	16,265,419	-	-	18,242,641	At maturity	15.00
O-E	Compañia Industrial Cervecera S.A.	Argentina	O-E	Banco BNA	Argentina	$ARG	-	131,186	1,772,491	1,772,491	1,772,491	5,448,659	At maturity	15.00
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	523,750	-	-	-	523,750	At maturity	5.70
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	450,064	-	-	15,892,549	-	16,342,613	At maturity	6.86
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco HSBC	Argentina	$ARG	-	11,934	-	-	-	11,934	At maturity	17.00
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco Citibank	Argentina	$ARG	383,116	-	-	-	-	383,116	At maturity	14.25
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco Hipotecario	Argentina	$ARG	484,291	-	-	-	-	484,291	At maturity	15.00
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	1,009	-	-	-	-	1,009	At maturity	15.50
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco BBVA	Argentina	$ARG	30,635	-	-	-	-	30,635	At maturity	16.00
O-E	Saenz Briones & CIA S.A.C.I.	Argentina	O-E	Banco HSBC	Argentina	$ARG	-	36,429	-	-	-	36,429	At maturity	17.00
O-E	Saenz Briones & CIA S.A.C.I.	Argentina	O-E	Banco HSBC	Argentina	$ARG	-	-	23,773	-	-	23,773	At maturity	20.00
O-E	Saenz Briones & CIA S.A.C.I.	Argentina	O-E	Banco Citibank	Argentina	$ARG	973,347	-	-	-	-	973,347	At maturity	14.25
O-E	Saenz Briones & CIA S.A.C.I.	Argentina	O-E	Banco HSBC	Argentina	$ARG	751,970	-	-	-	-	751,970	At maturity	16.75
O-E	Saenz Briones & CIA S.A.C.I.	Argentina	O-E	Banco Hipotecario	Argentina	$ARG	1,458,590	-	-	-	-	1,458,590	At maturity	15.00
Sub-total							26,732,808	10,793,930	18,070,832	24,593,791	1,772,491	81,963,852

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

			Registration or ID No. Instrument			Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country		Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	415 13/06/2005 BONO SERIE A	Chile	UF	613,108	418,853	1,690,358	1,694,003	6,561,431	10,977,753	Semiannual	3.80
90,413,000-1	CCU S.A.	Chile	388 18/10/2004 BONO SERIE E	Chile	UF	-	2,262,859	6,648,016	4,397,177	13,605,302	26,913,354	Semiannual	4.00
90,413,000-1	CCU S.A.	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	550,695	-	-	-	45,441,625	45,992,320	Semiannual	4.25
90,413,000-1	CCU S.A.	Chile	572 23/03/2009 BONO SERIE I	Chile	UF	569,210	-	68,383,353	-	-	68,952,563	At maturity	3.00
Sub-total						1,733,013	2,681,712	76,721,727	6,091,180	65,608,358	152,835,990

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
90,413,000-1	CCU S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	18,547	57,578	138,734	94,682	15,073,188	15,382,729	Monthly	7.07
96,981,310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	32,231	82,580	252,851	70,231	-	437,893	Monthly	5.80
96,981,310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	23,991	74,613	17,134	-	-	115,738	Monthly	7.20
96,981,310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	18,613	57,038	161,263	175,518	85,551	497,983	Monthly	4.33
79,077,848-6	CERVECERA BELGA DE LA PATAGONIA S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	1,639	4,918	13,115	13,115	12,022	44,809	Monthly	6.27
Sub-total							95,021	276,727	583,097	353,546	15,170,761	16,479,152

Total							28,560,842	13,752,369	95,375,656	31,038,517	82,551,610	251,278,994

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap (Note 6).

.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 6.

The effective rates of bond obligations are as follows:

Bonds Serie A	3.96%
Bonds Serie E	4.52%
Bonds Serie H	4.26%
Bonds Serie I	3.18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2013		As of December 31, 2012
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	5,286,097	11,840,117	1,164,778	14,156,408
Chilean Pesos	18,640,160	-	20,872,674	-
Argentine Pesos	38,740,332	-	45,769,902	-
Unidades de Fomento	170,490,703	-	169,315,142	-
Euros	4,492,063	-	-	-
Uruguayan Pesos	1,447,337	-	-	-
Total	239,096,692	11,840,117	237,122,496	14,156,408

The terms and conditions of the main interest accruing obligations as of December 31, 2013, were as follows:

a)    Bank Borrowings

BBVA New York – Bank Loans

On November 23, 2007, the Company obtained, through its Cayman Islands agency, a bank loan from the Cayman Islands branch of BBVA bank, for a total 70 million US Dollars at a 5 year term, maturiting on November 23, 2012. Subsequently, BBVA ceded that contract to the Banco del Estado de Chile, according to letter dated August 28, 2012 and notified to the Agency of the Company in Cayman Islands, dated October 1, 2012. On November 23, 2012, this loan was payed.

Raboinvestment Chile S.A. (Raboinvestment) – Bank Loans

On August 12, 2010, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) renegotiated a syndicated loan with banks BCI, BBVA and Raboinvestment Chile S.A. (Raboinvestment) where BCI and BBVA ceded and transferred their respective shares of the credit to Raboinvestment. On the same date CPCh and Raboinvestment signed an agreement acknowledging the debt and rescheduling of the total outstanding debt, for the capital of that syndicated loan for an amount of ThCh$ 9,961,114, which was payed in a single quota, maturity on August 12, 2012.

This loan accrued interest at an annual fixed rate of 5.75%. The Company amortizes interests semi-annually and were paid on August 12 and February 12, of each year.

Banco Estado – Bank Loans

On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco Estado for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

(a)   Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

(b)   Maintain a debt ratio of no more than 2.5, measured as Total liabilities divided by Equity.

(c)    Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than
UF 10,000, except under the terms established by the agreement, among other.

As of December 31, 2013, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de Chile – Bank Loans

a) On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100, maturing on July 11, 2012.

    This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through a currency and interest rate swap agreements (Cross Currency Interest Rate Swap).

    On July 11, 2012, this loan was paid.

b) On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100, maturing on July 11, 2016.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 6.

c) On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 10,000,000, maturing on July 7, 2016.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 6.

The aforementioned loans oblige the Company to comply with the same covenants as the Series A Bond as indicated in letter c) obligations with the public in this Note.

Banco Estado  – Bank Loans

a)   On July 18, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of US$ 11,000,000, maturing on July 18, 2012.

      This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

      This loan required to comply with the same covenants as the Series A Bond as indicated in letter c) obligations with the public in this Note.

      On July 18, 2012, this loan was paid.

b)   On April 23, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 3,000,000, maturing on July 19, 2012.

      On July 19, 2012 the previous loan was renewed for a period of 71 days, maturing on September 28, 2012. Subsequently, on the same time this loan was renewed for a period of 84 days, maturing on December 21, 2012. On December 21, 2012, this loan was renewed for 60 days, maturating on February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

      This loan accrued interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

      On May 24, 2013, this loan was paid.

c)   On July 19, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,000,000, maturing on September 28, 2012. Subsequently this loan was renewed for a period of 84 days, maturing on December 21, 2012. It was renewed for 60 days, maturing in February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

      This loan accrued a fixed interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

      On May 24, 2013, this loan was paid.

d)   On April 25, 2012, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 500,000, maturing on April 25, 2013. Subsequently this loan was renewed for one year, maturing on April 25, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

e)   On April 25, 2013, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 600,000, maturing on April 25, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

Banco Scotiabank – Bank Loans

a)  On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 3,897,940, maturing on June 20, 2013.

      This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest quarterly and capital amortization consists of a single payment at the end of the established term.

      This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap).

      On June 20, 2013, this loan was paid.

b)  On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 11,000,000, maturing on June 21, 2013.

      This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

      On June 21, 2013, this loan was paid.

c)   On June 21, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 8,000,000, maturing on June 22, 2015.

      This loan accrues interest at a compound floating rate Libor plus 90 days plus a fixed margin. The subsidiary amortizes interest quarterly and capital amortization consists of a single payment at the end of the established term.

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 6.

Banco Santander Chile – Bank Loans

a)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of US$ 8,000,000, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

b)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of 6,200,000 Euros, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

BBVA Banco Francés S.A.; HSBC Bank Argentina S.A.; Banco de Galicia y Buenos Aires S.A.; La Sucursal de Citibank NA established in Argentinian Republic; Banco de La Provincia de Buenos Aires – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On October 5, 2012, the subsidiary CICSA signed a syndicated bank loan for a total of 187.5 million Argentine Pesos, maturating on October 5, 2015.

The proportional participation of banks lenders is as follows:

a)      BBVA Bank French S.A., with 55 million Argentine Pesos of pro rata participation.

b)     Banco de la Provincia de Buenos Aires, with 54 million Argentine Pesos.

c)     HSBC Bank Argentina S.A., with 43.5 million Argentine Pesos of pro rata participation.

d)     Banco de Galicia y Buenos Aires S.A., with 20 million Argentine Pesos of pro rata participation.

e)     Citibank NA established in Argentinian Republic, with 15 million Argentine Pesos of pro rata participation.

This loan accrues interest at an annual rate of 15.01% whose payment is made monthly. The subsidiary amortizes capital in 9 consecutive and equal quarterly quotes, once the grace period of 12 months from the date of disbursement.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA4. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

4 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Argentinian Republic.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of Argentine Pesos.

As of December 31, 2013, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On December 28, 2012, CICSA signed a bank loan for a total of 140 million of Argentine pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million Argentine pesos and the second on June 28, 2013, for a total of 84 million of Argentine pesos.

This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Argentina Republic, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this.

The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

b)    Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market. For Chilean GAAP purposes, in 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,260,851 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Compañía Cervecera Kunstmann S.A and Manantial S.A.:

Other lease agreements are as follows:

Type	Institution	Contract Date	Amount (UF)	Number of quotas	Anual Interest	Purchase option (UF)
Compañía Cervecera Kunstmann S.A.
Production plant	Banco de Chile	04-19-2005	20,489	168	8.30%	302
Land Lote 2 C	Banco de Chile	06-26-2007	7,716	121	5.80%	85
Land Lote 2 D	Banco de Chile	03-25-2008	15,000	97	4.30%	183
Inspector level of filling, capping, pasteurization and packaging line	Banco Santander Chile	01-12-2009	14,077	61	7.16%	276
Rinser-Filler-Capping Machine	Banco Santander Chile	02-03-2009	5,203	61	7.34%	102
Land Lote 13F1	Banco Estado Chile	10-10-2012	22,341	72	4.33%	348
Manantial S.A.
Dispensers	Banco de Crédito e Inversiones	12-22-2010	6,294	37	6.30%	170
Vehicles	Banco de Crédito e Inversiones	04-19-2011	493	36	22.31%	13
Dispensers	Banco de Chile	09-22-2010	11,600	37	5.97%	279
Vehicles	Banco de Chile	04-02-2012	1,974	25	12.62%	79
Vehicles	Banco del Estado de Chile	02-12-2011	7,601	25	16.04%	299
Computers	Banco Security	08-23-2011	2,387	37	6.99%	65
Dispensers	Banco Security	08-09-2011	18,743	36	7.00%	507

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2013:

Lease Minimum Future Payments	As of December 31, 2013
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one years	1,744,243	1,131,752	612,491
Between one and five year	5,271,866	4,286,418	985,448
Over five years	28,476,487	13,141,996	15,334,491
Total	35,492,596	18,560,166	16,932,430

c)    Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF 1,500,000 at a 20-years term maturiting on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)  Control over subsidiaries representing at least 30% of the consolidated Adjusted EBITDA of the issuer. Adjusted EBITDA. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

(b)  Not to enter into investments in instruments issued by related parties different from its subsidiaries.

(c)  Neither sells nor transfers essential assets that jeopardize the continuance of its current purpose.

(d)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy contained in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liabilities and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy contained in the Statement of Changes in Equity.

(e)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)   Maintain at the end of each quarter a minimum equity of ThCh$ 83,337,800, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

On July 21, 2011 the subsidiary made a partial prepayment for 750 Series A Bonds (of the 1,500 issued) equivalent to
UF 513,750, according to Section Twelve of Clause Four for the Issue Contract Bond issued by public deed dated April 28, 2005. Additionally, the subsidiary recognized in the Consolidated Income Statement of that date an expenditure of ThCh$ 103,735, for expenses associated with the issuance of this debt.

As of December 31, 2013 and 2012, the Company was in compliance with the financial covenants required for this public issue.

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturiting on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

(d)  Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

(f)   To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(g)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

(h)  Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

As of December 31, 2013 and December 31, 2012, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Series H and I Bonds – CCU S.A.

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, with 5 and 21 years terms, respectively. Emissions of both series were placed in the local market on April 2, 2009.  The issuance of the Bond I was UF 3 million  with maturity on March 15, 2014, with a discount amounting to ThCh$ 413,181, and accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet).  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010 and 36447-2010, were amended Issue Contract Series H and I, respectively, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

(a)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

(d)  Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

(f)   Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year, except in the cases and under the terms of the contract.

(g)  To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(h)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

The inflation related to interest rate risk to which the Company is exposed as result of the Serie I Bond is mitigated by the use of cross interest rate swap agreements (fixed interest rate). For details of the Company`s hedge strategies see Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

As of December 31, 2013 and December 31, 2012, the Company was in compliance with the financial covenants required for this public issue.

Note 28 Accounts payable – trade and other payables

As of December 31, 2013 and 2012, the total Accounts payable-trade and other payables are as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Suppliers	149,900,984	135,588,879
Notes payable	2,875,895	1,156,777
Withholdings payable	31,573,106	29,371,722
Total	184,349,985	166,117,378
Current	183,508,115	165,392,448
Non-current	841,870	724,930
Total	184,349,985	166,117,378

Note 29 Provisions

As of December 31, 2013 and 2012, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Litigation	1,294,570	984,466
Others	1,673,910	910,663
Total	2,968,480	1,895,129
Current	833,358	401,849
Non-current	2,135,122	1,493,280
Total	2,968,480	1,895,129

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The following was the change in provisions during the years ended December 31, 2012 and 2013:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2012	1,624,479	1,459,960	3,084,439
As of December 31, 2012
Incorporated	1,064,601	125,568	1,190,169
Used	(1,076,435)	(100,567)	(1,177,002)
Released	(418,035)	(295,461)	(713,496)
Conversion effect	(210,144)	(278,837)	(488,981)
As of December 31, 2012	984,466	910,663	1,895,129
As of December 31, 2013
Additions by Business Combination	149,365	1,094,095	1,243,460
Incorporated	767,854	17,953	785,807
Used	(364,102)	(108,349)	(472,451)
Released	(64,635)	(96,378)	(161,013)
Conversion effect	(178,378)	(144,074)	(322,452)
As of December 31, 2013	(1) 1,294,570	(2) 1,673,910	2,968,480

(1)     Note 35

(2)     Correspond mainly to provisions originated in business combination related to Uruguay´s companies.

The maturities of provisions at December 31, 2013, were as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	833,358	-	833,358
Between two and five years	375,027	1,656,200	2,031,227
Over five years	86,185	17,710	103,895
Total	1,294,570	1,673,910	2,968,480

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in Note 35.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 30 Other non-financial liabilities

As of December 31, 2013 and 2012, the total Other non-financial liabilities are as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Parent dividend provisioned by the board	23,278,681	20,065,681
Parent dividend provisioned according to policy	38,239,323	37,150,689
Outstanding parent dividends	532,120	505,162
Subsidiaries dividends according to policy	3,666,451	5,084,143
Others	162,003	43,579
Total	65,878,578	62,849,254
Current	65,878,578	62,849,254
Total	65,878,578	62,849,254

Note 31 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

i. Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

ii. Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Staff Expense” item.

As of December 31, 2013 and 2012, the total staff benefits recorded in the Consolidated Statement of Financial Position is as follows:

Employees’ Benefits	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Short term benefits	18,839,547	15,901,409
Employment termination benefits	16,574,806	13,171,264
Total	35,414,353	29,072,673
Current	20,217,733	15,901,531
Non-current	15,196,620	13,171,142
Total	35,414,353	29,072,673

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of December 31, 2013 and 2012, the total short-term benefits recorded in the Consolidated Statement of Financial Position are as follows:

Short-Term Employees’ Benefits	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Vacation	7,085,786	6,231,487
Bonus and compensation	11,753,761	9,669,922
Total	18,839,547	15,901,409

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. As a result of this process, the discount and rotation rate were updated, and whose consequence was that the liability for the payment of severance indemnity decrease in ThCh$ 3,083,336, effect which was registered in the Consolidated Statement of Income during 2012. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 6.85% (6.8% in 2012) and in Argentina 31.88% (26.6% in 2012).

As of December 31, 2013 and 2012, the obligation recorded for severance indemnity are as follows:

Severance Indemnity	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Current	1,378,186	122
Non-current	15,196,620	13,171,142
Total	16,574,806	13,171,264

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The change in the severance indemnity during the year ended as of December 31, 2012 and 2013 was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Balance as of January 1, 2012	15,531,518
Current cost of service	523,159
Interest cost	1,274,978
Actuarial loss	(3,492,211)
Paid-up benefits	(721,945)
Past service cost	304,355
Others	(248,590)
As of December 31, 2012	13,171,264
Current cost of service	607,443
Interest cost	1,105,511
Actuarial loss	469,987
Paid-up benefits	(384,186)
Past service cost	430,120
Others	1,174,667
Movements of the year	3,403,542
As of December 31, 2013	16,574,806

The figures recorded in the Consolidated Statement of Income as of December 31, 2013, 2012 and 2011, are as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Current cost of service	607,443	523,159	615,619
Interest cost	-	1,274,978	1,212,321
Past service cost	430,120	304,355	407,893
Actuarial (Gain) loss	-	(3,492,211)	610,428
Non-provided paid benefits	2,860,262	2,158,029	2,013,319
Other	1,333,466	213,499	(393,603)
Total expense recognized in Consolidated Statement of Income	5,231,291	981,809	4,465,977

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Actuarial Assumptions

As mentioned in Note 2.19 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2013 and 2012, are as follows:

	Actuarial Assumptions		Chile		Argentina
			As of December 31,		As of December 31,
			2013	2012	2013	2012
	Mortality table		RV-2004	RV-2004	Gam'83	Gam'83
	Annual interest rate		6.85%	6.8%	31.88%	26.6%
	Voluntary employee turnover rate		1.9%	1.9%	n/a	n/a
	Company’s needs rotation rate		5.3%	5.3%	n/a	n/a
	Salary increase		3.7%	3.7%	26.25%	21.2%
	Officers		60	60	60	60
Estimated retirement age for	Other	Male	65	65	65	65
		Female	60	60	60	60

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	919,483	854,557
1% decrease in the Discount Rate (Loss)	(1,056,061)	(980,616)

Personal expense

The amounts recorded in the Consolidated Statement of Income for the years ended as of December 31, 2013, 2012 and 2011, are as follows:

Personal expense	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Salaries	108,611,206	93,673,136	81,614,738
Employees’ short-term benefits	19,887,127	15,063,545	13,261,746
Employments termination benefits	5,231,291	981,809	4,465,977
Other staff expense	21,280,818	18,442,996	15,461,284
Total	155,010,442	128,161,486	114,803,745

(1) See Note 10.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 32 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a)   Equity

Equity	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	67,885,985	74,676,117
Aguas CCU-Nestlè Chile S.A.	13,748,080	11,327,035
Compañía Pisquera de Chile S.A.	4,735,315	4,654,855
Compañía Cervecera Kunstmann S.A.	3,953,265	3,459,887
Saenz Briones & Cia. S.A.	1,361,643	2,772,662
Sidra La Victoria S.A.	1,119	1,210
Manantial S.A.	3,302,639	-
Los Huemules S.R.L.	188,556	-
Others	391,820	406,841
Total	95,568,422	97,298,607

b)   Result

	For the years ended as of December 31,
Result	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	3,319,366	3,397,717	6,659,574
Aguas CCU-Nestlè Chile S.A.	4,870,501	4,884,619	3,614,682
Compañía Pisquera de Chile S.A.	765,624	960,778	958,959
Compañía Cervecera Kunstmann S.A.	1,022,346	1,052,257	899,089
Saenz Briones & Cia. S.A.	(733,068)	(798,955)	(30,920)
Sidra La Victoria S.A.	123	(8)	223
Manantial S.A.	587,119	-	-
Los Huemules S.R.L.	(12,624)	-	-
Others	49,156	47,759	(51,000)
Total	9,868,543	9,544,167	12,050,607

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 33 Common Shareholders’ Equity

Subscribed and paid-up Capital

The Extraordinary Shareholders´Meeting held on June 18, 2013, resolved to increase the capital of the Company in the amount of ThCh$ 340,000,000, through the issuance of 51,000,000 shares of common stock. Such shares are to be issued and paid within a period of 3 years as from June 18, 2013. Also, the Board of Directors, in accordance with the powers granted by the Extraordinary Shareholders´ Meeting, determined the price at which these shares were to be offered. Additionally, the above Extraordinary Shareholders´ Meeting agreed to recognize as part of the Paid-in Capital (Common Stock) the share premium for an amount of ThCh$ 15,479,173. Therefore, the Company´s capital, including the referred capital increase, amounts to ThCh$ 571,019,592, divided into 369,502,872 shares of common stock, without face value, which has been subscribed and paid and  shall be subscribe and paid as follows:

-       ThCh$ 231,019,592, divided into 318,502,872 shares, fully subscribed and paid prior to the date of the Extraordinary Shareholders´ Meeting.

-       ThCh$ 340,000,000, divided into 51,000,000 shares, to be subscribed and paid.

On July 23, 2013 the Superintendencia de Valores y Seguros authorized the registration of such shares.

Subsequently, the Board of Director at the meeting held on September 12, 2013, set in $ 6,500 per share the price of the 51,000,000 shares to be placed during the preemptive-rights period, which extended from September 13 to October 12, 2013.

As of December 31, 2013, the referred capital increase has been fully subscribed and paid, amounting to ThCh$ 331,673,754 and generated share premium and issuance and placement costs for ThCh$ 45,176 and ThCh$ 5,055,392, respectively, which are net recorded under item "Other reserves", in Equity. Any difference between the issuance and placement costs of shares must be recognized as a less paid-in capital in the next Extraordinary Shareholders´ Meeting that modifies the capital of the company.

As of December 31, 2013 and December 31, 2012, the Company’s capital shows a balance of ThCh$ 562,693,346
(ThCh$ 215,540,419 in 2012), divided into 369,502,872 shares of common stock (318,502,872 shares in 2012) without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2013 and 2012.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Consolidated Statement of Comprehensive Income

As of December 31, 2011, 2012 and 2013, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	256,592	(51,304)	205,288
Conversion differences of subsidiaries abroad (1)	(17,054,187)	-	(17,054,187)
Actuarial gains and losses on defined benefit plans reserves (1)	(469,987)	105,151	(364,836)
Total comprehensive income As of December 31, 2013	(17,267,582)	53,847	(17,213,735)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(826,120)	189,525	(636,595)
Conversion differences of subsidiaries abroad (1)	(21,230,019)	-	(21,230,019)
Total comprehensive income As of December 31, 2012	(22,056,139)	189,525	(21,866,614)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(239,524)	42,580	(196,944)
Conversion differences of subsidiaries abroad (1)	2,372,063	-	2,372,063
Total comprehensive income As of December 31, 2011	2,132,539	42,580	2,175,119

(1)   These concepts will be reclassified to the Statement of Income when its settled.

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to shares holders and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

As of December 31, 2013, 2012 and 2011, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Equity holders of the controlling company (ThCh$)	123,036,008	114,432,733	122,751,594
Weighted average number of shares	(1) 331,806,416	(2) 318,502,872	318,502,872
Basic income per share (in Chilean pesos)	370.81	359.28	385.40
Equity holders of the controlling company (ThCh$)	123,036,008	114,432,733	122,751,594
Weighted average number of shares	(1) 331,806,416	318,502,872	318,502,872
Diluted income per share (in Chilean pesos)	370.81	359.28	385.40

(1)   Determined considering 331,806,416 shares, equivalents to 318,502,872 shares outstanding on December 31, 2012, plus the weighted average of permanence of shares paid due to increase of capital described in this Note.

(2)   Determined considering 318,502,872 shares outstanding on December 31, 2012 and 2011.

As of December 31, 2013, 2012 and 2011, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjustment it. The above agreement remains in effect for the year ended December 31, 2013.

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2011, 2012 and 2013, the Company has distributed the following dividends, either or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
241	04-27-2011	Final	115.78103	2010
242	01-06-2012	Interim	61.00000	2011
243	04-20-2012	Final	131.70092	2011
244	01-06-2013	Interim	63.00000	2012
245	04-19-2013	Final	116.64610	2012
246	01-10-2014	Interim	63.00000	2013

On April 15, 2011, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 241, amounting to ThCh$ 36,876,591 corresponding to $ 115.78103 per share. This dividend was paid on April 27, 2011.

On April 11, 2012, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 243, amounting to ThCh$ 41,947,122 corresponding to $ 131.70092 per share. This dividend was paid on April 20, 2012.

On April 10, 2013, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 245, amounting to ThCh$ 37,150,685 corresponding to $ 116.64610 per share. This dividend was paid on April 19, 2013.

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements. As of December 31, 2013, it amounts to a negative reserve of ThCh$ 60,084,197 (ThCh$ 44,675,962 in 2012 and ThCh$ 25,038,705 in 2011).

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2013, it amounts to a positive reserve of ThCh$ 65,109, (negative reserve of ThCh$ 98,990 in 2012 and positive reserve of ThCh$ 484,432, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve originates from January 1, 2013, due application of the amendment to IAS 19. The amount recorded is a negative reserve of ThCh$ 348,673.

Other reserves: As of December 31, 2013, 2012 and 2011 the amount is a negative reserve of ThCh$ 5,514,048, ThCh$ 3,371,276 and ThCh$ 10,619,334, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Nª456.

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (Note 1, paragraph (1)).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	408,853,267	102,337,275
CLP	402,905,402	84,177,175
USD	1,578,633	975,193
Euros	1,718,676	303,571
$ARG	1,731,888	16,847,635
UYU	553,915	-
Others currencies	364,753	33,701
Other financial assets	4,468,846	1,380,474
CLP	2,382,562	1,227,252
USD	1,939,450	119,822
Euros	143,715	22,569
Others currencies	3,119	10,831
Other non-financial assets	21,495,398	16,376,293
CLP	17,623,617	9,274,830
USD	-	68
$ARG	3,669,157	7,101,395
UYU	202,624	-
Accounts receivable - trade and other receivables	211,504,047	204,570,870
CLP	137,392,333	128,498,015
U.F.	45,225	103,408
USD	23,341,142	20,142,827
Euros	7,263,490	6,973,740
$ARG	37,420,770	46,422,310
UYU	3,856,106	-
Others currencies	2,184,981	2,430,570
Accounts receivable from related companies	9,610,305	9,611,990
CLP	8,781,223	8,907,116
U.F.	326,816	422,033
USD	502,266	282,841
Inventories	153,085,845	141,910,972
CLP	128,884,391	118,219,722
USD	2,147,161	3,715,441
Euros	190,182	229,090
$ARG	20,562,043	19,746,719
UYU	1,302,068	-
Tax receivables	9,139,406	19,287,830
CLP	4,948,667	16,690,439
$ARG	3,821,003	2,597,391
UYU	369,736	-
Non-current assets held for sale	339,901	412,332
$ARG	339,901	412,332
Total current assets	818,497,015	495,888,036

CLP	702,918,195	366,994,549
U.F.	372,041	525,441
USD	29,508,652	25,236,192
Euros	9,316,063	7,528,970
$ARG	67,544,762	93,127,782
UYU	6,284,449	-
Others currencies	2,552,853	2,475,102
Total current assets by currencies	818,497,015	495,888,036

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Non-current assets
Other financial assets	38,899	65,541
USD	38,899	65,541
Other non-financial assets	15,281,111	23,239,482
CLP	12,938,869	21,755,055
$ARG	2,342,242	1,484,427
Accounts receivable from related companies	350,173	414,115
U.F.	350,173	414,115
Investments accounted for using the equity method	17,563,028	17,326,391
CLP	17,474,121	17,235,882
$ARG	88,907	90,509
Intangible assets different than goodwill	64,033,931	60,932,038
CLP	50,821,202	49,211,219
$ARG	10,184,251	11,720,819
UYU	3,028,478	-
Goodwill	81,872,847	70,055,369
CLP	63,075,515	54,122,302
USD	5,689,609	-
$ARG	13,107,723	15,933,067
Property, plant and equipment (net)	680,994,421	612,328,661
CLP	588,473,246	534,910,116
$ARG	84,750,744	77,418,545
UYU	7,770,431	-
Biological assets	17,662,008	18,105,213
CLP	17,228,999	17,174,554
$ARG	433,009	930,659
Investment property	6,901,461	6,560,046
CLP	4,447,209	3,541,321
$ARG	2,454,252	3,018,725
Deferred tax assets	24,525,361	23,794,919
CLP	18,195,456	20,242,294
$ARG	6,214,869	3,552,625
UYU	115,036	-
Total non-current assets	909,223,240	832,821,775

CLP	772,654,617	718,192,743
U.F.	350,173	414,115
USD	5,728,508	65,541
$ARG	119,575,997	114,149,376
UYU	10,913,945	-
Total non-current assets by currencies	909,223,240	832,821,775

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2013		As of December 31, 2012
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	80,706,426	39,781,762	29,260,740	25,613,527
CLP	582,082	12,893,284	4,456,464	12,384,908
U.F.	71,901,110	3,245,208	1,828,034	2,958,439
USD	1,004,747	4,572,358	919,513	7,976,161
Euros	349,614	4,512,649	196,660	-
$ARG	5,360,901	14,558,263	21,860,069	2,294,019
UYU	1,447,337	-	-	-
Others currencies	60,635	-	-	-
Account payable - trade and other payables	182,569,595	938,520	164,942,914	449,534
CLP	123,801,751	938,520	108,134,279	415,325
USD	13,672,305	-	10,174,297	34,209
Euros	5,010,989	-	5,152,350	-
$ARG	36,372,742	-	41,143,583	-
UYU	3,281,466	-	-	-
Others currencies	430,342	-	338,405	-
Accounts payable to related companies	7,286,064	-	8,013,545	-
CLP	3,495,273	-	2,858,734	-
U.F.	-	-	408,575	-
Euros	3,790,791	-	4,746,236	-
Other short-term provisons	324,290	509,068	401,849	-
CLP	-	509,068	1,609	-
$ARG	324,290	-	400,240	-
Tax liabilities	1,591,825	9,325,040	-	7,096,722
CLP	1,539,101	5,866,328	-	4,516,584
$ARG	-	3,458,712	-	2,580,138
UYU	52,724	-	-	-
Employee benefits provisions	4,776,011	15,441,722	3,534,981	12,366,550
CLP	-	15,441,722	-	12,366,550
$ARG	4,541,954	-	3,534,981	-
UYU	234,057	-	-	-
Other non-financial liabilities	25,853,399	40,025,179	58,795,663	4,053,591
CLP	25,790,092	40,025,179	58,766,429	4,010,899
$ARG	63,307	-	29,234	42,692
Total current liabilities	303,107,610	106,021,291	264,949,692	49,579,924

CLP	155,208,299	75,674,101	174,217,515	33,694,266
U.F.	71,901,110	3,245,208	2,236,609	2,958,439
USD	14,677,052	4,572,358	11,093,810	8,010,370
Euros	9,151,394	4,512,649	10,095,246	-
$ARG	46,663,194	18,016,975	66,968,107	4,916,849
UYU	5,015,584	-	-	-
Others currencies	490,977	-	338,405	-
Total current liabilities by currency	303,107,610	106,021,291	264,949,692	49,579,924

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2013			As of December 31, 2012
	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	32,914,502	26,502,199	83,346,329	95,375,656	31,195,469	82,551,610
CLP	621,578	15,995,088	-	-	15,892,549	-
U.F.	7,096,557	6,727,915	81,519,913	77,304,824	6,444,726	80,779,119
USD	11,980,811	-	-	-	7,085,703	-
$ARG	13,215,556	3,779,196	1,826,416	18,070,832	1,772,491	1,772,491
Other accounys payable	841,870	-	-	724,930	-	-
CLP	6,148	-	-	-	-	-
USD	835,722	-	-	724,930	-	-
Accounts payable to related companies	377,020	-	-	2,391,810	-	-
CLP	-	-	-	6,521	-	-
U.F.	-	-	-	2,385,289	-	-
USD	377,020	-	-	-	-	-
Other long term provisions	1,233,623	797,604	103,895	-	1,281,866	211,414
CLP	-	-	32,710	-	-	25,000
$ARG	51,256	797,604	71,185	-	1,281,866	186,414
UYU	1,182,367	-	-	-	-	-
Deferred tax liabilities	17,458,151	6,671,487	48,903,776	21,092,438	7,146,940	48,518,634
CLP	16,769,961	6,212,693	41,108,341	20,206,973	6,556,630	40,810,095
$ARG	688,190	458,794	6,186,202	885,465	590,310	7,708,539
UYU	-	-	1,609,233	-	-	-
Employee benefits provisons	-	3,740	15,192,880	-	3,456	13,167,686
CLP	-	-	13,746,509	-	-	11,821,375
$ARG	-	3,740	1,446,371	-	3,456	1,346,311
Total non-current liabilities	52,825,166	33,975,030	147,546,880	119,584,834	39,627,731	144,449,344

CLP	17,397,687	22,207,781	54,887,560	20,213,494	22,449,179	52,656,470
U.F.	7,096,557	6,727,915	81,519,913	79,690,113	6,444,726	80,779,119
USD	13,193,553	-	-	724,930	7,085,703	-
$ARG	13,955,002	5,039,334	9,530,174	18,956,297	3,648,123	11,013,755
UYU	1,182,367	-	1,609,233	-	-	-
Total non-current liabilities by currency	52,825,166	33,975,030	147,546,880	119,584,834	39,627,731	144,449,344

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of December 31, 2013
ThCh$
Within 1 year	77,263,540
Between 1 and 5 years	67,518,487
Over 5 years	54,820,005
Total	199,602,032

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2013 is as follows:

Purchase and supply agreementsistros	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	55,018,252	6,352,000
Between 1 and 5 years	109,371,139	5,844,737
Over 5 years	55,244,004	1,027,207
Total	219,633,395	13,223,944

Capital investment commitments

As of December 31, 2013, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for approximately ThCh$ 117,308,979.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña San Pedro de Tarapacá S.A.	1° Jusgado de Letras del Trabajo de Santiago	655-2009	Interpretation of collective bargaining agreement ilegal discounts of remuneration and restitution if the discounted amounts	VSPT Lost the trial. the case was submitted to the Juzgado de Cobranza Laboral y Previsional. Who must practice the liquidation od the award. Pending practice the liquidation.	ThCh$ 15,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first intance in Argentina		Labor trial for layoff.	On evidentiary phase.	US$ 30,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first intance in Argentina		Labor trial for layoff.	On evidentiary phase.	US$ 28,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first intance in Argentina		Labor trial for layoff.	On evidentiary phase.	US$ 84,000
Sidra La Victoria S.A.	Court of first intance in Argentina		Labor trial for work accident.	On evidentiary phase.	US$ 59,000
Saenz Briones S.A.	Court of first intance in Argentina		Labor trial for layoff.	On evidentiary phase.	US$ 136,000
Compañía Industrial Cervecera S.A. (CICSA)			City Council´s Administrative Claim related to advertising and publicity feeds	The process is in pre-trial administrative phase.	US$ 618,000

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,294,570 and ThCh$ 984,466, as of December 31, 2013 and 2012, respectively (See Note 29).

Tax processes

The Company was notified on May 2011, by the Chilean Internal Revenue Service ("IRS") of Liquidation of taxes and a Resolution related to the years 2009 and 2010 for ThCh$ 18,731,744 and ThCh$ 613,901, respectively.

In July 2011, the Company filed with the IRS two requests designed to nullify those acts (Revisión de la Actuación Fiscalizadora or "RAF").

In December 2011, the Company received an answer for both requests accepting the final resolution of the IRS to the RAF, which meant a disbursement of ThCh$ 4,273,112.

At the date of issue of these consolidated financial statements, there are no other material tax processes.

Guarantees

As of December 31, 2013, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

The subsidiary Finca la Celia maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile, according to the following detail:

Institution	Amount	Due date
Banco San Juan	USD 1,000,000	May 20, 2014
Banco Patagonia	USD 2,000,000l	January 17, 2014
Banco Patagonia	USD 1,500,000	January 17, 2014
Banco BBVA Francés	USD 1,500,000	October 24, 2013
Banco Santander Río	USD 1,000,000	August 17, 2014

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors on May 2, 2012.

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 27, is guaranteed by CCU S.A. through a stand- by unrestricted, 1 year term, renewable for equal period during the term of the loan.

On July 11, 2013, the subsidiary in argentina Saenz Briones & Cía. S.A. (SB), has signed a loan agreement with the CITIBANK Bank of Argentina, which restricted its ability to distribute profits in each year. The loan was by 10,000,000 argentine pesos and whose return was agreed in 9 (nine) quotes with different maturities. Until SB not pay this loan, plus interest or commissions, fees and expenses, may not make any payment to its shareholders (including, without limitation, distribution of profits or dividends, advances, withdrawals from account or similar, as well as any payment made in connection with rebuy it, rescue or redemption of all or part of its shares) for an amount that exceeds the 50% of the profits that the SB is legally empowered to distribute as dividends with regard to each of its years. It should be noted, for the purposes of the above restriction, that the last date of maturity of the loan is July 11, 2016.

Note 36 Environment

Major Environmental costs accrued as of December 3, 2013, in the Industrial Units of CCU S.A. are distributed as follows:

- IWWT Expenses: 55.0%.

These expenses are mainly related to the maintenance and control of our Industrial Waste Water Treatment Plants (IWWT).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

- SIR Expenses: 30.4%.

These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and recyclable residues.

- Gas Emission Expenses: 1.3%.

These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and regulations in the field.

- Other Environmental Expenses: 13.3%

Those expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22000, ISO 14000 and ISO 18000 OHSAS respectively) in our industrial sites, which are in different stages of implementation and certification.

The most relevant investments made during the year 2013, are listed below:

-     Compañía Cervecería Kunstmann. New waste water treatment plant (UF 3,791) and Fire risk prevention project (UF 2,940), scheduled for December 2014 and December 2013, respectively.

-     CPCh.  For all plants seism risks prevention: Mechanical strengthening of tanks (UF 25,010) and waste treatment third phase (UF 239), both scheduled for December 2014.

-     CCU Chile: Santiago Plant, IWWT improvement project (second phase) (UF 17,034), Hazardous Material Storage Improvement Project (DS 78) (UF 2,169), Electric Forklifts (UF 1,223), Brewhouse Energy Recovery System (UF 897) and Label Compactor (UF 858).

-     CCU Chile. Temuco Plant: Sludge Filter Press (UF 4,912), Energy Saving Project (UF 2,635) and IWWT Air Injection System (UF 277).

-     VSPT. Molina Plant:  seism Risk Prevention Project  FES (UF 690), IWWT Automations (UF 431), IWWT Flowmeter (UF 206), Trash Containers (UF 255) and LED Lighting System (UF 224). In Lontué Plant: IWWT Improvement Project (UF 492) and Hazardous Material Storage Improvement Project (UF 255). Isla de Maipo Plant:  IWWT Sludge Treatment Improvement Project (UF 367) and Hazardous Waste Storage Improvement Project (UF 410).

-     ECUSA. Santiago:  Steam, Water and EE Monitoring Instrumentation  (UF 6,479), Fire Risk Prevention (UF 3,604), CIP Recovery Project (UF 2,444), Waste Water Monitoring Project (UF 1,899), Food Safety (UF 937), Boiler Improvement Project (NOX emissions) (UF 1,904), Water Recovery Project (UF 941), Recycling Project (UF 482). Antofagasta Plant:  Fire Prevention Project  (UF 436).

-     CCU Argentina. Santa Fé plant: Thermal Energy Saving Project (UF 4,553), finalized.

-     Plasco. EE Monitoring Instrumentation (UF 1,708) being implemented, Well Improvement Project (UF 840) finalized, Energy Saving Project (UF 375), completed and expanded to other facilities and Hazardous Waste Storage Improvement Project  (UF 141), being implemented.

-     Aguas CCU-Nestlé S.A. Outdoor solar lighting (UF 359), Foods Safety Improvement Project (UF 325), Seism Risk Prevention Project  FES (UF 309), Fire Risk Prevention (UF 243) and Water Monitoring Instrumentation (UF 77).

.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The main disbursements of the year, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursment incurred during the year
		As of December 31, 2013				As of December 31, 2012
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
CCU Chile Ltda.	Disposal of industrial solids, liquids and other residues	1,519,954	326,647	454,110	Dec-2014	1,141,905	3,381,424
Cía Industrial Cervecera S.A.	Disposal of industrial solids, liquids and other residues	1,479,161	83,285	26,480	Feb-2014	1,403,189	424,005
Cía. Pisquera de Chile S.A.	Disposal of industrial solids, liquids and other residues	222,216	745,859	10,979	Dec-2014	157,638	732,193
Transportes CCU Ltda.	Disposal of industrial solids, liquids and other residues	270,280	-	-	-	211,546	54,335
VSPT S.A.	Disposal of industrial solids, liquids and other residues	399,292	71,607	6,410	Dec-2014	276,516	73,504
Otros	Disposal of industrial solids, liquids and other residues	789,749	579,616	119,578	Dec-2014	514,022	562,107

Note 37 Subsequent Events

A.   The Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on February 4, 2014.

B.  There are no others subsequent events between the closing date and the filing date of these Financial Statements that could significantly affect their interpretation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 13, 2014